(An Exploration Stage Company)

Audited Consolidated Financial Statements
December 31, 2010

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting - Canada

The accompanying consolidated financial statements have been prepared by the management of Quaterra Resources Inc. in accordance with Canadian generally accepted accounting principles (“GAAP”) and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgment of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors who are not involved in the daily operations of the Company. The functions of the Audit Committee include the review of the quarterly and annual consolidated financial statements, review of the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommending the appointment of the external auditors. The Audit Committee meets at least quarterly with management to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Smythe Ratcliffe LLP, conducted an independent examination, and expressed their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2011

Management’s Report on Internal Control over Financial Reporting – United States

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at December 31, 2010 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent auditors, as stated in their report.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)

Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc. (an exploration stage company), which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (Untied States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 24, 2011, expressed an unqualified opinion.

Chartered Accountants

Vancouver, British Columbia
March 24, 2011

COMMENTS BY AUDITORS FOR UNITED STATES READERS – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change as described in note 17 with respect to the U.S. GAAP reconciliation. Our report to the shareholders dated March 24, 2011 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such changes in accounting principles in the auditors’ report when such changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
March 24, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and our report dated March 24, 2011 expressed an unqualified opinion.

Chartered Accountants

Vancouver, Canada
March 24, 2011

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at December 31
		2010	2009
Assets
Current assets:
Cash and cash equivalents		$18,212,215	$4,795,220
Restricted cash		45,752	-
Investments	Notes 4 & 6(e)	61,667	26,000
Taxes and other receivables		307,987	60,323
Prepaids and deposits		253,036	177,603
Amounts due from Exploration Partners	Notes 6(a)&(b)	878,770	251,904
		19,759,427	5,311,050
Equipment	Note 5	218,343	163,094
Mineral properties	Note 6	45,085,670	36,091,683
Reclamation bonds		397,483	306,670
		$65,460,923	$41,872,497

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$855,343	$628,750
Due to related parties	Note 9	41,225	250,637
		896,568	879,387

Shareholders' Equity
Share capital	Note 8	91,360,190	63,168,843
Contributed surplus		15,643,693	13,453,030
Accumulated other comprehensive loss		(17,199)	(12,866)
Deficit		(42,422,329)	(35,615,897)
		64,564,355	40,993,110
		$65,460,923	$41,872,497

Nature of operations (Note 1)
Commitment (Note 15)
Subsequent events (Note 16)

Approved on behalf of the Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009	2008
General Administrative Expenses
Administration	$152,030	$176,280	$179,610
Amortization	95,184	72,934	78,023
Consulting	369,779	366,384	740,365
Directors' fees	113,240	117,453	83,791
Investor relations and communications	274,827	171,989	422,467
Office and general	427,002	410,291	582,669
Professional fees	473,532	415,495	800,086
Regulatory fees and taxes	108,895	72,412	175,564
Personnel costs	833,372	427,453	537,267
Stock-based compensation (Note 8(c))	2,251,258	3,419,775	2,958,838
Transfer agent	48,310	41,677	38,790
Travel and promotion	134,443	54,871	139,617
Operating Expenses	(5,281,872)	(5,747,014)	(6,737,087)

Other
General exploration costs	(794,571)	(423,681)	(633,741)
Foreign exchange gain (loss)	(324,828)	601,384	446,118
Interest income	22,435	3,250	55,555
Interest and financing charges	(11,114)	(593,824)	(33,752)
Exploration Partner administration fees (Notes 6(a) and (b))	155,639	34,003	68,726
Gain on sale of mineral property (Note 4)	50,000	-	-
Warrant modification expense	-	(95,252)	-
Impairment of mineral properties	(622,121)	(767,280)	-
	(1,524,560)	(1,241,400)	(97,094)
Loss for the year	(6,806,432)	(6,988,414)	(6,834,181)
Change in fair value on available-for-sale investment	(4,333)	(12,866)	-
Comprehensive loss for the year	$(6,810,765)	$(7,001,280)	$(6,834,181)
Loss per share - basic and diluted	$(0.06)	$(0.08)	$(0.08)
Weighted average number of common shares outstanding	122,095,093	92,443,572	86,304,153

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2010	2009	2008
Operating Activities
Net loss for the year	$(6,806,432)	$(6,988,414)	$(6,834,181)
Items not involving cash:
Amortization	95,184	72,934	78,023
Commitment to issue shares for services	-	-	15,000
Gain on sale of mineral property	(50,000)	-	-
Interest expense on convertible notes	-	-	24,208
Stock-based compensation	2,251,258	3,419,775	2,958,838
Shares issued for services	90,000	90,000	90,000
Warrant modification expense	-	95,252	-
Impairment of mineral properties	622,121	767,280	-
Foreign exchange (gain) loss	(23,689)	132,304	(501,383)
Changes in non-cash working capital
Taxes and other receivables	(247,664)	67,567	116,494
Prepaid and deposits	(75,433)	12,271	(81,721)
Accounts payable and accrued liabilities	15,551	(25,361)	63,103
Due to related parties	(209,412)	201,459	(37,213)
Cash used in operating activities	(4,338,516)	(2,154,933)	(4,108,832)
Financing Activities

Shares issued for cash, net of share issue costs	27,685,252	9,975,207	10,972,246
Net proceeds from convertible notes	-	1,410,432	3,188,326
Repayment of promissory note	-	-	(270,050)
Cash provided by financing activities	27,685,252	11,385,639	13,890,522
Investing Activities
Expenditures on mineral properties	(9,049,566)	(4,630,243)	(13,366,464)
Due from Exploration Partners	(626,866)	(163,794)	493,014
Purchase of equipment	(150,433)	(28,006)	(105,592)
Refund (purchase) of reclamation bonds	(90,813)	11,034	(178,212)
Proceeds from sale of mineral property	10,000	-	-
Restricted cash	(45,752)	56,028	(56,028)
Cash used in investing activities	(9,953,430)	(4,754,981)	(13,213,282)
Effect of foreign exchange on cash	23,689	(205,095)	566,282
Increase (decrease) in cash during the year	13,416,995	4,270,630	(2,865,310)
Cash and cash equivalents, beginning of year	4,795,220	524,590	3,389,900
Cash and cash equivalents, end of year	$18,212,215	$4,795,220	$524,590

Supplemental cash flow information (Note 12)

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

	Common Shares		Equity Component of	Contributed		Accumulated Other
	Shares	Amount	Convertible Notes	Surplus	Deficit	Comprehensive Loss	Total
Balance at December 31, 2007	83,167,005	$36,875,448	$-	$7,409,795	$(21,793,302.00)	$-	$22,491,941
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,482,500	10,414,556					10,414,556
Exercise of options	749,000	557,690					557,690
Shares issued for services	64,978	90,000					90,000
Commitment to issue shares for services				15,000			15,000
Equity portion of convertible notes issued			259,164				259,164
Fair value of options exercised		381,300		(381,300)			-
Stock-based compensation				2,958,838			2,958,838
Net loss for the year					(6,834,181)		(6,834,181)
Balance at December 31, 2008	87,463,483	48,318,994	259,164	10,002,333	(28,627,483)	-	29,953,008
Common shares issued during the year:
Shares issued for cash, net of issue costs	15,227,410	8,841,083					8,841,083
Exercise of options	60,200	33,220					33,220
Exercise of warrants	1,670,000	1,100,905					1,100,905
Shares issued for services	178,483	90,000		(15,000)			75,000
Shares issued for finders' fees	114,000	(45,150)		45,150			-
Shares issued for convertible notes, net of issue costs	6,545,795	4,583,311	(379,150)	-			4,204,161
Shares issued for property	200,000	137,000					137,000
Commitment to issue shares for services				15,000			15,000
Equity portion of convertible notes issued			119,986				119,986
Fair value of options and warrants exercised		109,480		(109,480)			-
Stock-based compensation				3,419,775			3,419,775
Warrant modification expense				95,252			95,252
Unrealized loss on available-for-sale investment						(12,866)	(12,866)
Net loss for the year					(6,988,414)		(6,988,414)
Balance at December 31, 2009	111,459,371	63,168,843	-	13,453,030	(35,615,897)	(12,866)	40,993,110
Common shares issued during the year:
Shares issued for cash, net of issue costs	14,725,618	19,955,427		-			19,955,427
Exercise of options	1,230,000	950,700					950,700
Exercise of warrants	8,724,486	6,779,125					6,779,125
Shares issued for services	74,686	90,000					90,000
Fair value of compensation options		(533,480)		533,480
Shares issued for property (Notes 6(b) and (c))	250,000	355,500					355,500
Fair value of options and warrants exercised		594,075		(594,075)			-
Stock-based compensation				2,251,258			2,251,258
Unrealized gain on available-for-sale investments						(4,333)	(4,333)
Net loss for the year					(6,806,432)		(6,806,432)
Balance at December 31, 2010	136,464,161	$91,360,190	$-	$15,643,693	$(42,422,329)	$(17,199)	$64,564,355

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc., along with its subsidiary companies (collectively “Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred a net loss of $6,806,432 for the year ended December 31, 2010 (2009 - $6,988,414, 2008 - $6,834,181). As at December 31, 2010, the Company had an accumulated deficit of $42,422,329 (2009 - $35,615,897).

During the year, the Company raised $27,685,252 through private placements and exercise of stock options and share purchase warrants. Management believes that its remaining cash resources, together with the expectation of continuing contributions by its exploration partners demonstrates that the going concern assumption is appropriate for the preparation of these consolidated financial statements.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, and the ability of the Company to obtain financing to complete exploration and development of its properties, establish future profitable production or receive proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars. As described in Note 17, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries and its proportionate share of the accounts of its joint venture. The wholly- owned subsidiaries include Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands. All significant inter-company accounts and transactions have been eliminated on consolidation.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties

The Company defers all costs related to investments in mineral interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When recoveries exceed the carrying value of the interest, the excess is recognized in the statements of operations.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present the Company has determined that it has no material AROs to record in the financial statements.

Cash Equivalents

Cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Revenue Recognition

Exploration partner administration fees and interest income are recognized when earned and reasonable collection is assured.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

Investments over which the Company has no significant influence are classified as available-for-sale and are carried at quoted market value. Resulting unrealized gains or losses are reflected in other comprehensive income, while realized gains or losses are reflected in operations.

Equipment

Equipment is recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

The Company reviews the carrying value of its equipment on a regular basis and where the carrying value exceeds the estimated undiscounted future net cash flows, a provision for impairment is recorded based on the discounted estimated future cash flows.

Reclamation Bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

Convertible Notes

Convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and initially recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is recorded using the residual value approach.

Foreign Currency Translation

The functional and reporting currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i	Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
ii	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
iii.	Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options or warrants is charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components, the determination of AROs and environmental restoration, and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Joint Venture

Certain of the Company's exploration and development activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities. Joint venture accounting, which reflects the Company’s proportionate interest in mineral properties, is applied by the Company only when the parties enter into formal comprehensive agreements for ownership and mining participation terms.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in operations. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company categorizes its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Loss per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Unit Offerings

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of the announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issue costs are netted against share proceeds.

Non-Monetary Transaction

Shares issued for consideration other than cash are valued at the quoted market price at the date of issue.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. The Company is completing the evaluation of the impact of the conversion on the Company’s consolidated financial statements and consideration of accounting policy choices available under IFRS.

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601, “Consolidated Financial Statements”, replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

Section 1602, “Non-Controlling Interests”, establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to IFRS on consolidated and separate financial statements. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

All three sections must be adopted concurrently. The Company will evaluate the impact of the adoption of these sections on the Company’s consolidated financial statements in the event of a business combination.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

4.	INVESTMENTS

The Company obtained common shares in Copper Ridge Exploration Inc. (“Copper Ridge”) and Auramex Resource Corp. (“Auramex”), which are classified as available-for-sale. The Copper Ridge shares were obtained in consideration for payments required pursuant to an option agreement on the Duke Island property, located in Alaska, United States (Note 6(e)). The Auramex shares were obtained for part consideration of sale of a property in British Columbia, Canada, which was previously written off in 1999. The Company also received a cash payment of $10,000 for the sale of this property in 2010.

	Cost	Fair Value
Balance December 31, 2008	$-	$-
Acquisition, 66,667 Copper Ridge common shares	38,866	38,866
Fair value adjustment	-	(12,866)
Balance December 31, 2009	38,866	26,000
Acquisition, 1,000,000 Auramex Resource common shares	40,000	40,000
Fair value adjustment	-	(4,333)
Balance December 31, 2010	$78,866	$61,667

5.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Computer	$37,482	$33,842	$3,640	$37,482	$26,685 $	10,797
Office equipment	93,651	63,679	29,972	81,714	46,788	34,926
Software	59,866	59,866	-	59,866	49,963	9,903
Vehicles	354,228	169,497	184,731	215,732	108,264	107,468
	$545,227	$326,884	$218,343	$394,794	$231,700 $	163,094

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES

The total deferred exploration and acquisition costs of mineral properties for 2010 and 2009 were as follows:

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties				Properties	Properties
Acquisition
Balance, December 31, 2009	$1,413,183	$795,977	$1,069,819	$1,659,336	$275,707	$3,951,141	$2,171,767	$11,336,930
Additions during the year	59,713	545,000	661,681	440,897	1,226	507,855	547,672	2,764,044
Impairment during the year	-	-	-	-	-	-	(553,509)	(553,509)
Recoveries	-	(73,089)	-	-	-	-	-	(73,089)
Balance, December 31, 2010	1,472,896	1,267,888	1,731,500	2,100,233	276,933	4,458,996	2,165,930	13,474,376

Exploration
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Geological	130,028	929,677	818,559	40,762	4,489	146,931	320,283	2,390,729
Geophysical	128,440	1,177,042	11,741	-	540	3,740	8,938	1,330,441
Geochemical	84,744	236,425	406,841	488	-	2,474	51,942	782,914
Drilling	362,299	1,473,420	1,053,838	-	-	-	299,093	3,188,650
Technical studies	36,545	51,064	25,560	22,750	-	50,328	-	186,247
Other	20,612	140,101	204,297	35,530	-	16,369	20,250	437,159
Additions during the year	762,668	4,007,729	2,520,836	99,530	5,029	219,842	700,506	8,316,140
Impairment during the year	-	-	-	-	-	-	(68,612)	(68,612)
Recoveries	-	(1,390,987)	-	-	-	-	-	(1,390,987)
Balance, December 31, 2010	2,780,131	6,138,519	10,820,796	839,354	2,415,742	7,611,207	1,005,545	31,611,294

Total acquisition and exploration at December 31, 2010	$4,253,027	$7,406,407	$12,552,296	$2,939,587	$2,692,675	$12,070,203	$3,171,475	$45,085,670

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties				Properties	Properties
Acquisition
Balance, December 31, 2008	$1,355,726	$632,868	$812,380	$1,338,894	$254,772	$3,534,618	$1,628,601	$9,557,859
Additions during the year	57,457	168,052	257,439	320,442	20,935	416,523	568,449	1,809,297
Impairments during the year	-	(4,943)	-	-	-	-	(25,283)	(30,226)
Balance, December 31, 2009	1,413,183	795,977	1,069,819	1,659,336	275,707	3,951,141	2,171,767	11,336,930

Exploration
Balance, December 31, 2008	1,734,890	3,173,142	7,452,228	689,125	2,357,173	6,982,347	938,307	23,327,212
Geological	53,689	255,987	396,159	49,839	44,336	209,249	66,408	1,075,667
Geochemical	35,113	28,221	102,055	-	-	-	34,303	199,692
Drilling	131,369	6,773	39,192	-	-	33,852	29,916	241,102
Technical Studies	31,379	-	115,069	-	-	-	-	146,448
Other	31,023	65,731	195,257	860	9,204	165,917	33,694	501,686
Additions during the year	282,573	356,712	847,732	50,699	53,540	409,018	164,321	2,164,595
Impairments during the year	-	(8,077)	-	-	-	-	(728,977)	(737,054)
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Total acquisition and exploration at December 31, 2009	$3,430,646	$4,317,754	$9,369,779	$2,399,160	$2,686,420	$11,342,506	$2,545,418	$36,091,683

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with U.S.-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an annual advance minimum royalty (“AMR”) payment of US$75,000 is due to the concession holders until the commencement of commercial production.

During the year ended December 31, 2010, the Company received US$765,358 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of December 31, 2010, US$354,454 (2009 - US$239,680) was due from Blackberry.

b)	Other Properties, Mexico

(i)	Goldcorp Inc. (“Goldcorp”) - Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp for its mining properties in central Mexico (except the Nieves property). The IFA provides Goldcorp with an option to acquire an interest in these properties in return for funding a two-year generative exploration program through a private placement investment of US$10 million in the Company; US$4 million was received in February 2010 (Note 8(a)) and US$6 million in February 2011 (Note 16(a)). Each private placement unit consists of one common share and one-half of one common share purchase warrant.

Goldcorp has the right to select any of these properties for advanced exploration (as an “Advanced Property”) by giving appropriate notice in writing within three or four years from January 29, 2010 pending determination whether Goldcorp has exercised the warrants.

If Goldcorp does not exercise all of the warrants by January 29, 2012, the generative exploration program will end on that date, but Goldcorp shall retain the right to select an Advanced Property until January 29, 2013. If Goldcorp exercises all of the warrants by January 29, 2012, the generative exploration program will be continued through 2013 and Goldcorp will retain the right to select an Advanced Property until January 29, 2014.

Once a property has been designated as an Advanced Property, Goldcorp must spend a total of US$2 million within two years from the date of the designation and will be entitled to a 2% NSR if that

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

b)	Other Properties, Mexico (Continued)

(i)	Goldcorp Inc. - Investment Framework Agreement (“IFA”) (Continued)

property is relinquished in the future. Goldcorp will relinquish its interest in any Advanced Property should the expenditure requirements not be met.

Upon having spent at least US$2 million on an Advanced Property, Goldcorp shall have the option to earn a 65% interest on that Advanced Property by completing a Feasibility Study, provided that its annual expenditures on the Advanced Property shall exceed US$1 million, inclusive of Feasibility Study costs.

On February 5, 2010, Goldcorp selected the Sierra Sabino property for advanced exploration. The Company has incurred US$1,429,444 in exploration expenditures of which US$508,588 was due from Goldcorp as of December 31, 2010.

(ii)	Santo Domingo, Mexico (part of IFA)

On January 6, 2010, the Company entered into an option agreement with La Cuesta International Inc. (“LCI”), pursuant to which the Company has an option to acquire a 100% interest in four mineral concessions located in Durango, Mexico, known as the Santo Domingo prospect. Total consideration consists of US$7.5 million in cash payments, including NSR royalties, 100,000 common shares of the Company and $50,000 (incurred) in work expenditures as follows:

(i)	US$10,000 and 100,000 common shares on January 6, 2010 (paid and issued); and US$10,000 on July 1, 2010 (paid)
(ii)	US$15,000 on or before January 1, 2011 (paid) and US$15,000 on or before July 31, 2011
(iii)	US$20,000 on or before January 1, 2012 and US$20,000 on or before July 31, 2012
(iv)	Commencing January 1, 2013, US$25,000 every six months.

The property is subject to 1% NSR on materials removed from the property, and 0.5% on any properties acquired within a specified area. The Company shall pay a minimum of US$25,000 per calendar quarter or the NSR, whichever is greater, upon commencing mining operations.

(iii)	Tecolote (formerly East Durango), Mexico (part of IFA)

On September 30, 2008, the Company and EXMIN Resources Inc. (“EXMIN”) entered into an agreement allowing the Company to earn a 75% interest in EXMIN’s Tecolote Property, Mexico. Under the terms of the agreement, the Company can earn a 75% interest in the property by spending US$500,000 (US$145,475 incurred) in exploration costs before September 30, 2012 plus making cash payments as follows:

(i)	US$20,000 each on or before September 30, 2008 and 2009 (paid)
(ii)	US$20,000 on or before September 30, 2010 (paid)
(iii)	US$40,000 on or before September 30, 2011.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

c)	MacArthur Claim, United States

Pursuant to an agreement dated September 13, 2005, and as subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following payments:

(i)	US$110,000 on or before January 15, 2007 (paid)
(ii)	US$100,000 on or before January 15, 2008 (paid)
(iii)	US$125,000 on or before January 15, 2009 (paid)
(iv)	US$300,000 and 150,000 shares by January 15, 2010 (paid and issued)
(v)	US$524,000 on or before January 15, 2011 (paid)
(vi)	US$1,048,000 plus interest at the rate of 6% per annum by January 15, 2012 or US$524,000 plus interest by January 15, 2012 and 2013, respectively.

The property is subject to a 2% NSR, which may be reduced to 1% for US$1 million.

d)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day due diligence review period that began on July 13, 2007 has currently been extended to July 12, 2011. Up to December 31, 2010, the Company paid US$333,350 and issued 250,000 common shares. The Company paid a further US$25,000 in March 2011 and may elect to acquire a 100% interest in the property by making a total further payment of US$141,650 once the due diligence review has been completed.

The property is subject to a 2% NSR to a maximum of US$7.5 million on commencement of commercial production.

e)	Alaska Properties (Duke Island and Herbert Glacier), United States

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make annual payments of US$12,000 from November 2007 to 2011, US$20,000 from November 2012 to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter. Up to December 31, 2010, the Company has paid US$36,000.

The property is subject to a NSR on commencement of commercial production as follows:

(i)	3.0% on gold prices less than US$400/ounce
(ii)	3.5% on gold prices between US$401/ounce and US$500/ounce
(iii)	4.0% on gold prices between US$501/ounce and US$600/ounce
(iv)	5.0% on gold prices above US$601/ounce.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

e)	Alaska Properties (Duke Island and Herbert Glacier), United States (Continued)

On June 17, 2010, the Company signed an option agreement with Grande Portage Resources for the Herbert Glacier property. Under the terms of the agreement, Grande Portage can earn a 51% interest by spending US$750,000 on or before June 15, 2011, and has the option to earn an additional 14% interest by spending US$500,000 on or before June 15, 2012.

If Grande Portage earns an interest, the two parties will form a joint venture to further explore and develop the property. If the interest of either party falls to 10% or less, it will revert to a 1% NSR, which may be acquired by the other party at any time for US$1 million.

On September 29, 2009, the Company signed an option agreement with Copper Ridge for its 100% owned Duke Island property located in southeast Alaska. The agreement provides that Copper Ridge can earn up to a 51% interest by issuing 66,667 common shares (received) and spending US$3 million on exploration by December 31, 2012, with a minimum of US$750,000 to be spent by December 31, 2010. Refer to Note 16(d).

f)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to make the following payments and issue common shares as follows:

(i)	US$165,000 and 600,000 common shares on or before September 6, 2008 (paid and issued)
(ii)	US$135,000 on or before September 6, 2009 (extended to October 6, 2009) (paid)
(iii)	US$200,000 on or before September 6, 2010 (paid).

The agreement is subject to a 2% NSR upon commencement of commercial production, which can be reduced to 1% for US$1 million.

Pursuant to an August 2006 agreement, as amended August 14, 2009, with Nustar Exploration LLC (“NuStar”), the Company leased 18 claims in the Arizona Strip District. The Company is required to pay the following:

(i)	US$90,000 on or before August 10, 2008 (paid)
(ii)	US$100,000 on or before August 10, 2011.

Each group of claims within this agreement is subject to a 4% royalty upon commencement of commercial production of which 3% royalty can be bought back for US$500,000 per claim group.

On March 23, 2007, the Company entered into a Purchase and Royalty Agreement with NuStar to acquire certain unpatented lode mining claims in Mohave County, Arizona, for US$125,000 cash payment. The claims are subject to a 4% royalty of which 75% can be purchased for US$1 million (reduced from 4% to 1%) as it applies to each breccia pipe discovered on the claims

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

f)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The lawsuit filed by three environmental groups in September 2008 against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management (“BLM”) for authorizing uranium exploration on one million acres of public land near Grand Canyon was dismissed on February 22, 2010. Exploration on federal lands in the Arizona Strip is presently restricted by a segregation order that is in force until July 2011 when the Secretary of the Department of the Interior will decide if and what specific areas are to be withdrawn from mineral entry.

During 2010, the Company filed notice of appeal shortly after BLM issued decision to declare null and void certain mining claims owned by the Company. BLM officially rescinded its decision on January 26, 2011.

g)	Other Properties, United States (i) Copper Canyon Project

Pursuant to an agreement in November 2007, as amended October 9, 2009 and October 19, 2010, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$625,000 as follows:

(i)	Initial payment of US$15,000 (paid) and US$35,000 on or before November 6, 2008 (paid)
(ii)	US$35,000 on or before November 6, 2009 (paid)
(iii)	Commencing November 6, 2010, US$35,000 (paid) annually through November 6, 2024
(iv)	US$15,000 on or before November 6, 2025.

The property is subject to a 2.5% NSR on commencement of commercial production, which can be reduced to 2% for US$500,000. Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

(ii)	Gray Hills

Pursuant to an agreement made in July 2007, as amended July 24, 2009, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make payments as follows:

(i)	US$60,000 on or before July 11, 2008 (paid)
(ii)	US$15,000 on or before July 11, 2009 (paid)
(iii)	US$35,000 on or before July 11, 2010 (paid)
(iv)	US$40,000 on or before July 11, 2011 and each anniversary.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

g)	Other Properties, United States (continued) (ii) Gray Hills (continued)

The Company may exercise its option to purchase the property at any time for US$500,000. The property is subject to a 3% NSR on commencement of commercial production, up to 2% of which may be reduced for US$500,000 per 1%.

(iii)	South West Tintic and Peg Leg

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company was required to make US$1 million option payments (US$60,000 paid) over 10 years.

Effective May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation (“FMEC”) of Phoenix, Arizona, for the property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4.725 million on exploration costs over four years.

The property is subject to a 2% NSR on commencement of commercial production, which may be reduced to 1% for US$1 million.

On August 27, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012.

(iv)	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	US$100,000 on or before March 27, 2008 (paid)
(ii)	US$60,000 on or before March 27, 2009 (paid)
(iii)	US$70,000 on or before March 27, 2010 (paid)
(iv)	US$150,000 on or before March 27, 2011 (to be paid by FMEC)
(v)	US$220,000 on or before March 27, 2012.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

g)	Other Properties, United States (Continued) (iv) Cave Peak Molybdenum Prospect (Continued)

On July 24, 2009, the Company acquired a mining lease with the State of Texas for 19 years for a total of US$120,462 (US$30,462 paid) depending on submittal of exploration and mining plan of operations. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows:

(i)	US$26,190 on July 24, 2010 (paid)
(ii)	US$26,190 on each anniversary date between 2011 and 2013
(iii)	US$39,280 on each anniversary date between 2014 and 2018
(iv)	US$78,560 on each anniversary date between 2019 and 2023
(v)	US$104,750 on each anniversary date between 2024 and 2027.

Effective November 1, 2010, the Company entered into an option agreement with FMEC, which allows FMEC to earn 70% of this property by paying future land and lease holding costs and by spending US$5 million in exploration expenditures by December 31, 2015. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

This property is subject to a production royalty of 6.25% on commencement of commercial production with an annual AMR of US$500,000.

(v)	Willow Creek Molybdenum Prospect

Effective October 11, 2008, as amended October 20, 2009, the Company entered into an option agreement with Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana. The Company has the right to earn a 100% interest in the property by making the following lease payments to Willow Creek Discovery Group, LLC over a six-year period and issuing 200,000 common shares of the Company as follows:

(i)	US$75,000 and 100,000 shares on or before October 11, 2008 (paid and issued)
(ii)	US$30,000 and 100,000 shares on October 11, 2009 (paid and issued)
(iii)	US$150,000 or US$50,000 and additional 100,000 shares by October 11, 2010 (note 16)
(iv)	US$150,000 on October 11, 2011
(v)	US$350,000 on October 11, 2012
(vi)	US$750,000 on October 11, 2013
(vii)	US$1,000,000 on October 11, 2014.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

g)	Other Properties, United States (Continued)

(v) Willow Creek Molybdenum Prospect (continued)

A total of US$395,000 annual AMR are required as follows:

(i)	US$5,000 on or before September 10, 2008 (paid)
(ii)	US$15,000 on or before May 9, 2009 (paid)
(iii)	US$20,000 on or before September 10, 2009 (paid)
(iv)	US$20,000 on or before March 10, 2010 (paid)
(v)	US$40,000 on or before September 10, 2010 (paid)
(vi)	US$50,000 on or before September 10, 2011
(vii)	US$65,000 on or before September 10, 2012
(viii)	US$80,000 on or before September 10, 2013
(ix)	US$100,000 on or before September 10, 2014.

The property is subject to a 2% NSR upon commencement of commercial production. In the event royalty payments are imposed by government agencies such that the total royalty exceeds the equivalent of 4% NSR, the Company can exercise the right to reduce the NSR by 1% for US$1 million within one year of commencement of commercial production.

(vi)	Klondike and Reveille Properties

Pursuant to an agreement made in August 2010, the Company entered into a lease with an option to purchase certain mining claims, known as the Klondike and Reveille claims in Eureka and Nye County, Nevada, respectively. The total consideration is US$2 million over 10 years as follows:

(i)	US$40,000 upon execution (paid)
(ii)	US$40,000 on or before July 31, 2011
(iii)	US$40,000 on or before July 31, 2012
(iv)	US$80,000 on or before July 31, 2013
(v)	US$100,000 on or before July 31, 2014
(vi)	US$100,000 on or before July 31, 2015
(vii)	US$200,000 on or before July 31, 2016
(viii)	US$200,000 on or before July 31, 2017
(ix)	US$200,000 on or before July 31, 2018
(x)	US$500,000 on or before July 31, 2019
(xi)	US$500,000 on or before July 31, 2020.

Each property is subject to a 2% NSR on commencement of commercial production of which 1% can be bought down for US$1 million.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	g)	Other Properties, United States (Continued) (vii) Wassuk Copper Project (formerly Majuba Hill)

On December 19, 2007, the Company entered into a mining lease with option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$3 million.

The property was impaired in 2010 due to lack of exploration merits.

h)	Realization of Assets

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

i)	Title to Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history of many mineral properties. Although the Company has taken steps to ensure title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

j)	Environmental Matters

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

7.	CONVERTIBLE NOTES

During the year ended December 31, 2009, the Company issued 6,545,795 common shares upon conversion of convertible promissory notes (“Notes”) previously issued as part of private placement units amounting to $4,583,311 including accrued interest.

Each unit consisted of one Note and one non-transferable warrant exercisable at a price of US$0.75 for 24 months from the date of issuance. The Notes bore interest at a rate of 10% per annum, maturing 24 months from date of issuance or upon conversion or redemption.

Pursuant to the warrant indenture, the warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice. This provision was met during 2009. The Company accelerated the expiry date of these warrants on April 21, 2010; 6,083,957 warrants were exercised for gross proceeds of $4,798,307 (US$4,562,968) and 37,001 warrants expired unexercised (see Note 8(b)).

Prior to conversion, the net value assigned to the liability component on issuance was calculated as the present value of the principal and interest payments using an effective interest rate of 15% as follows:

2009
Liability component of convertible notes - beginning of year	$2,953,370
Present value of convertible notes issued in year	1,356,114
Interest	518,520
Conversion of convertible notes	(4,583,310)
Foreign exchange revaluation	(244,694)
Liability component of convertible notes - end of year	$-

Equity component of convertible notes - beginning of year	$259,164
Equity component of convertible notes issued in year	119,986
Conversion of equity component of convertible notes	(379,150)
Equity component of convertible notes - end of year	$-

8.	SHARE CAPITAL

a)	Common Stock

Authorized - unlimited common shares without par value

On October 27, 2010, the Company completed a brokered private placement of 11,724,200 units at a unit price of $1.45 for gross proceeds of $17,000,090. Each unit consists of one common share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.90 on or before October 27, 2012.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

a)	Common Stock (Continued)

Agent compensation with respect to this private placement amounted to $1,020,005 in cash and 703,452 non-transferable compensation options with a fair value of $533,480, which has been recorded as a share issue cost. Each compensation option is exercisable at a price of $1.45 on or before October 27, 2012 (see Note 8(c)).

Other share issuance costs related to the private placements amounted to $256,657.

On February 4, 2010, the Company completed a private placement of 3,001,418 units for gross proceeds of US$4.0 million ($4,231,999) pursuant to the Goldcorp IFA dated January 29, 2010 (Note 6(b)). Each unit consists of one common share and one-half of one share warrant with an exercise price of $1.76 expiring February 4, 2012.

During the year ended December 31, 2010, 74,686 common shares were issued at fair value for financial advisory services of $90,000.

b)	Share Purchase Warrants

The following summarizes information about the warrants outstanding:

	2010		2009
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	21,584,701	$0.80	6,104,041	$0.85
Issued pursuant to private placements	7,362,809	$1.87	15,341,410	$0.75
Issued pursuant to convertible notes	-	$-	1,950,500	$0.94
Expired	(37,001)	$0.94	(141,250)	$0.68
Exercised	(8,724,486)	$0.87	(1,670,000)	$0.66
Outstanding, end of year	20,186,023	$1.16	21,584,701	$0.80

On April 21, 2010, the Company accelerated the expiry date of 6,120,958 outstanding warrants related to the convertible notes to May 25, 2010. Of these warrants, 6,083,957 were exercised and 37,001 expired unexercised.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

b)	Share Purchase Warrants (Continued)

The following summarizes information about the warrants outstanding at December 31:

Expiry Date	Exercise Price	2010	2009
November 27, 2010	US $ 0.75	-	1,921,458
December 19, 2010	US $ 0.75	-	2,441,333
January 15, 2011	US $ 0.75	-	1,880,500
September 29, 2011	$ 0.75	7,978,540	9,666,206
October 28, 2011	$ 0.75	4,844,674	5,675,204
February 4, 2012	$ 1.76	1,500,709	-
October 27, 2012	$ 1.90	5,862,100	-
		20,186,023	21,584,701

As of December 31, 2010, the aggregate intrinsic value of the outstanding US dollar denominated warrants was $Nil (2009 - $7,242,218) and $16,369,817 (2009 - $19,176,763) for the outstanding Canadian dollar denominated warrants.

c)	Stock Options

The Company has a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum of 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. The following summarizes information about the Company’s options outstanding and exercisable:

	2010		2009
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	9,237,000	$1.56	7,200,500	$2.56
Granted	2,790,000	$1.40	4,880,000	$1.00
Cancelled (due to modification)	-	$-	(2,575,000)	$3.24
Forfeited	(173,000)	$2.25	(158,300)	$3.10
Expired	-	$-	(50,000)	$0.62
Exercised	(1,230,000)	$0.77	(60,200)	$0.55
Outstanding, end of year	10,624,000	$1.60	9,237,000	$1.56
Exercisable, end of year	10,457,333	$1.59	9,237,000	$1.56

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

Price	Expiry Date	2010	2009
$ 0.35	August 9, 2010	-	270,000
$ 0.40	January 29, 2011	-	200,000
$ 1.04	March 27, 2011	-	125,000
$ 1.00	May 19, 2011	50,000	75,000
$ 1.12	June 12, 2011	100,000	100,000
$ 1.55	July 28, 2011	1,364,000	1,431,000
$ 1.55	August 23, 2011	100,000	100,000
$ 1.50	September 25, 2011	100,000	100,000
$ 3.33	July 20, 2012	805,000	836,000
$ 3.45	March 31, 2013	150,000	150,000
$ 3.30	June 19, 2013	945,000	970,000
$ 0.98	November 9, 2014	2,145,000	2,575,000
$ 1.02	November 9, 2014	2,185,000	2,305,000
$ 2.00	January 14, 2015	120,000	-
$ 1.80	April 1, 2015	100,000	-
$ 1.76	April 22, 2015	200,000	-
$ 1.29	August 9, 2015	2,095,000	-
$ 1.55	October 6, 2015	65,000	-
$ 1.51	November 3, 2015	100,000	-
Total options outstanding		10,624,000	9,237,000

The weighted average remaining contractual life of options outstanding at December 31, 2010 was 3.19 years (2009 – 3.55 years).

The weighted average grant date fair value of options granted during the year ended December 31, 2010 was $0.83 ( 2009 - $0.52) .

The allocation of stock-based compensation included in the statements of operations was as follows:

	2010		2009		2008
	Number		Number		Number
	of Options	Stock-based	of Options	Stock-based	of Options	Stock-based
	Issued	Compensation	Issued	Compensation	Issued	Compensation
Consultants	1,460,000	$1,175,872	2,520,000	$1,661,209	975,000	$933,628
Directors and officers	960,000	787,668	1,900,000	1,367,326	1,095,000	1,606,898
Employees	370,000	287,718	460,000	391,240	320,000	418,312
Total	2,790,000	$2,251,258	4,880,000	$3,419,775	2,390,000	$2,958,838

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

c)	Stock Options (Continued)

The Company uses the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model:

	2010	2009	2008
Risk-free interest rate	4.45%	1.89%	4.57%
Expected share price volatility	91.91%	81.56%	89.42%
Expected option life in years	3.0	3.0	3.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

As of December 31, 2010, the aggregate intrinsic value of the outstanding and exercisable stock options was $6,503,913 (2009 - $6,672,850).

Agent Compensation Options

	2010
	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	-	$-
Granted	703,452	$1.45
Outstanding, end of year	703,452	$1.45

The weighted average remaining contractual life of the agent compensation options outstanding at December 31, 2010 was 1.82 (2009 – nil) years. The weighted average fair value of agent compensation options was $0.76.

The Company uses the following weighted average assumptions to fair value the agent compensation options granted using the Black-Scholes option pricing model:

Risk-free interest rate	2.06
Expected share price volatility	87.83%
Expected option life in years	2
Forfeiture rate	0%
Expected dividend yield	0%

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the years ended December 31 2010, 2009 and 2008:

a)

$501,350 (2009 - $479,014, 2008 - $573,833) was charged by a company of which a director and officer is the principal for administration, professional fees, office and general, and investor relations and communications. As of December 31, 2010, $40,485 (2009 - $31,578) was still owing in due to related parties.

b)	$175,000 for personnel costs (2009 - $45,865, 2008 - $69,958) were paid to a company of which an officer is the principal.

c)

$7,820 of professional fees (2009 - $10,475, 2008 - $18,802) were charged by a law firm of which a director is the principal. As of December 31, 2010, $739 (2009 - $1,344) was still owing in due to related parties.

d)

On March 17, 2009, the Company borrowed US$200,000 from the CEO. The loan bore interest at 4.5% per annum maturing within one year and was unsecured. During the year ended December 31, 2010, the loan plus accrued interest of $10,578 was fully repaid (2009 - US$207,151, $217,715). The CEO took the proceeds and bought shares in the Company on May 23, 2010.

The above transactions are conducted in the normal course of operations and are measured at the amount of consideration established and agreed by the related parties.

10.	CAPITAL MANAGEMENT

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of the classification of financial instruments as at December 31, 2010 and 2009, respectively.

					Other	Total
	Loans and	Available-	Held-for -	Held-to-	Financial	Carrying
December 31, 2010	Receivables	for-Sale	Trading	Maturity	Liabilities	Value
Financial assets
Cash and cash equivalents	$-	$-	$18,212,215	$-	$-	$18,212,215
Restricted cash	-	-	45,752	-	-	45,752
Investments	-	61,667	-	-	-	61,667
Other receivables	34,711	-	-	-	-	34,711
Amount due from Exploration Partners	878,770	-	-	-	-	878,770
Reclamation bonds	-	-	-	397,483	-	397,483
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	855,343	855,343
Due to related parties	-	-	-	-	41,225	41,225
	$913,481	$61,667	$18,257,967	$397,483	$896,568	$20,527,166

					Other	Total
	Loans and	Available-	Held-for-	Held-to-	Financial	Carrying
December 31, 2009	Receivables	for-Sale	Trading	Maturity	Liabilities	Value
Financial assets
Cash and cash equivalents	$-	$-	$4,795,220	$-	$-	$4,795,220
Investment	-	26,000	-	-	-	26,000
Other receivables	1,659	-	-	-	-	1,659
Amount due from Exploration Partners	251,904	-	-	-	-	251,904
Reclamation bonds	-	-	-	306,670	-	306,670
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	628,750	628,750
Due to related parties	-	-	-	-	250,637	250,637
	$253,563	$26,000	$4,795,220	$306,670	$879,387	$6,260,840

Fair Value

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Investments	$61,667	$-	$-	$61,667

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The recorded amounts for cash and cash equivalents, other receivables, amount due from Exploration Partners, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of the investment is based on active market prices at the year-end date.

The fair value amount due to related party has not been disclosed as the fair value cannot be reliably measured since there is no active market for such instruments. Reclamation bonds are non-interest-bearing, therefore their carrying values approximate their fair values.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Currency Risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	2010		2009
	US$	Pesos	US$	Pesos
Cash	$1,174,219	$60,266	$1,593,545 $	61,683
Other receivables and restricted cash	52,948	3,066,479	-	638,668
Due from Exploration Partners	891,523	-	239,680	-
Reclamation bond	399,641	-	291,789	-
Accounts payable and accrued liabilities	(626,361)	-	(452,444)	-
Due to related parties	-	-	(207,151)	-
Net foreign exchange exposure	$1,891,970	$3,126,745	$1,465,419 $	700,351

Based on the above net foreign currency exposures as at December 31, 2010, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $93,580 (2009 - $161,870) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest Rate Risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2010. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Other Price Risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investments are carried at market value and are therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would have no material impact on the value of the Company’s investments.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held through large Canadian financial institutions. Included in cash equivalents is $15,000,000 in 30-day cashable guaranteed investment certificates earning interest at rates between 1.15% and 1.25% . The amounts due from exploration partners are not exposed to significant credit risk as the Company has a strong and continuing working relationship with the partners.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $855,343 (2009 - $628,750) are due in the first quarter of fiscal 2011 and due to related parties of $41,225 (2009 - $250,637) are due on demand.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	2010	2009	2008
Cash Items
Interest paid	$10,578	$2,071	$-
Income tax paid	$-	$-	$-
Non-Cash Items
Mineral property expenditures included in accounts payable	$622,884	$411,842	$864,514
Non-cash share issue costs	$533,480	$113,550	$-
Promissory note paid on behalf of Company for mineral properties	$-	$301,813	$-
Shares issued for convertible notes	$-	$4,588,555	$-
Shares received for mineral properties (Note 4)	$40,000	$38,866	$-
Shares issued for mineral properties	$355,500	$137,000	$-

Cash and cash equivalents comprises
Cash	$3,212,215	$1,744,220	$524,590
Term deposits and bankers acceptance	15,000,000	3,051,000	-
	$18,212,215	$4,795,220	$524,590

13.	INCOME TAXES

As at December 31, 2010, the Company has non-capital losses of approximately $11,505,000, $4,013,000 and $12,252,000 that may be applied against future income for income tax purposes in Canada, United States and Mexico, respectively. The potential future tax benefits of these losses have not been recorded in these consolidated financial statements. The losses expire as follows:

	Canada	US	Mexico

2014	$284,000	$-	$-
2015	360,000	-	1,600,000
2016	-	-	923,000
2017	-	-	2,034,000
2018	-	-	2,091,000
2019	-	-	1,129,000
2020	-	-	4,475,000
2021	-	50,000	-
2022	-	767,000	-
2023	-	99,000	-
2025	-	15,000	-
2026	700,000	80,000	-
2027	1,985,000	87,000	-
2028	3,017,000	723,000	-
2029	2,228,000	1,032,000	-
2030	2,931,000	1,160,000	-

	$11,505,000	$4,013,000	$12,252,000

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

13.	INCOME TAXES

The future benefits of these losses and deductions have not been recorded in the financial statements as their realization is not more likely than not. A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2010	2009	2008

Loss for the year	$(6,806,432)	$(6,988,414)	$(6,834,181)

Income tax benefit computed at statutory rates	$1,939,833	$2,096,524	$2,118,596
Foreign tax rates different from statutory rates	54,955	(6,244)	13,351
Temporary differences	1,236,467	128,048	629,532
Stock-based compensation	(641,609)	(1,054,508)	(917,240)
Change in timing differences	(760,634)	(274,475)	(1,299,356)
Rate difference between current and future taxes	(102,592)	(420,418)	(237,603)
Change in valuation allowance	(1,726,420)	(468,927)	(307,280)

	$-	$-	$-

Significant components of the Company’s future income tax assets and liabilities, after applying enacted and substantively enacted corporate income tax rates, are as follows:

	2010	2009

Future income tax assets (liabilities)
Tax losses carried forward	$7,711,658	$5,211,599
Book value over tax value of mineral properties	(2,020,786)	(1,057,385)
Tax value over book value of equipment	37,696	34,510
Tax value over book value of investments	3,100	1,576
Share issuance costs	356,272	171,220
Future income tax assets, net	6,087,940	4,361,520
Valuation allowance	(6,087,940)	(4,361,520)
Future income taxes, net	$-	$-

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

14.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	2010			2009
		Mineral	Total		Mineral	Total
	Equipment	Properties	Assets	Equipment	Properties	Assets
Canada	$-	$-	$18,250,564	$11,896	$-	$4,648,633
Mexico	118,435	11,659,434	13,000,424	60,909	7,748,400	8,178,767
U.S.A	99,908	33,426,236	34,209,935	90,289	28,343,283	29,045,097
Total	$218,343	$45,085,670	$65,460,923	$163,094	$36,091,683	$41,872,497

15.	COMMITMENT

On October 1, 2007, amended on June 8, 2008, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver head-office administration and corporate secretarial services at a monthly rate of $8,000 plus dedicated office space of $1,500 per office. The Company may terminate the service agreement with 30 days’ written notice.

Year ending December 31, 2011	$186,000
Year ending December 31, 2012	93,000
$279,000

16.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010:

a)

Pursuant to the IFA with Goldcorp, the Company closed the second private placement by issuing 3,293,407 units at a price of $1.82 for gross proceeds of US$6.0 million ($5,994,000). Each unit consists of one common share and one-half of one share purchase warrant; each whole warrant is exercisable at $2.27 expiring two years from the date of issuance.

b)	1,850,167 warrants were exercised at a weighted exercise price of $0.75 for gross proceeds of $1,387,625.

c)	200,000 options were exercised at a weighted exercise price of $1.22 for gross proceeds of $244,900.

d)	On February 21, 2011, Copper Ridge notified the Company of their termination of the option agreement over the Duke Island property.

e)

On March 24, 2011, the Company renegotiated the option agreement with Willow Creek Discovery Group, LLC for the Willow Creek property in Montana. All second anniversary option payments were waived and cancelled providing that all BLM rental payments are made and additional drilling to a minimum of 500 feet is undertaken.

f)

15,306 common shares were issued at a fair value of $1.47 per share for certain financial and advisory services provided to the Company pursuant to an agreement dated April 2, 2009, and as subsequently amended.

g)	355,000 stock options were granted at an exercise price of $1.60 for five years.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S. GAAP

Canadian GAAP varies in certain significant respects from the principles and practices of U.S. GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

a)	Exploration Expenditures

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under U.S. GAAP.

b)	Joint Ventures

Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the SEC permitting the Company to exclude the disclosure of such differences, which affect only the display and classification of financial statement items excluding shareholders’ equity and net income.

c)	Uncertain Tax Positions

Under U.S. GAAP, the Company recognizes the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. U.S. GAAP also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosures.

There were no unrecognized tax benefits as at December 31, 2010 and 2009.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest and penalties expenses. As of December 31, 2010, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of December 31, 2010 are as follows:

Canada	2005 to 2010
United States	1995 to 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S.GAAP (Continued)

d)	Development Stage Company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements. The Company is not required to and has opted not to report cumulative financial reporting information for U.S. GAAP purposes.

e)	Derivative Liability

On January 1, 2009, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) 07-5 (now known as ASC 815-40), “Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock”. The Company’s functional currency is the Canadian dollar and it had issued instruments that have an exercise price denominated in U.S. dollars and has determined that these instruments cannot be classified as equity-based on the evaluation of the instruments’ settlement provisions as they were not indexed to the Company’s common shares. As a result, these instruments are treated as derivative liabilities carried at fair value as determined by the Black-Scholes option pricing model, for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statements of operations.

During the year ended December 31, 2010, the Company amended its accounting for the conversion feature of convertible notes previously issued, under U.S. GAAP. The amendment resulted in an increase of interest expense on convertible notes from $52,083 to $135,964, for the year ended December 31, 2009; an increase of the loss on derivative liability from $7,538,664 to $12,121,736, for the year ended December 31, 2009; an increase in the deficit beginning of the year, as restated, from $53,673,208 to $54,347,506, for the year ended December 31, 2009; and an increase in loss per common share, for the year ended December 31, 2009, from $0.18 to $0.23. There was no impact to shareholders’ equity as at December 31, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

f)	Reconciliation of Canadian to U.S. GAAP

The adjustments to components of the consolidated balance sheets would be as follows:

	2010	2009
		(Restated)
Total assets - Canadian GAAP	$65,460,923	$41,872,497
Expensed expenditures on mineral properties	(36,075,608)	(27,954,375)
Total assets - U.S. GAAP	$29,385,315	$13,918,122

Total liabilities - Canadian GAAP	$896,568	$879,386
Derivative liability - warrants	-	8,477,944
Total liabilities - U.S. GAAP	896,568	9,357,330

Total shareholders' equity - Canadian GAAP	64,564,355	40,993,111
Expenditures on mineral properties	(36,075,608)	(27,954,375)
Derivative liability - adjustment to warrants	-	(8,477,944)
Total shareholders' equity - U.S. GAAP	28,488,747	4,560,792

Total Liability and Shareholders' Equity - U.S. GAAP	$29,385,315	$13,918,122

The adjustments to the statements of operations would be as follows:

	Years ended December 31,
	2010	2009	2008
		(Restated)
Loss for the year - Canadian GAAP	$(6,806,432)	$(6,988,414)	$(6,834,181)
Expenditures on mineral properties	(8,121,233)	(2,444,702)	(12,398,924)
Interest expense on convertible notes	-	(135,964)	(4,962)
Loss on derivative liability	-	(12,121,736)	-
Net loss for the year - U.S. GAAP	(14,927,665)	(21,690,816)	(19,238,067)

Deficit, beginning of year - U.S. GAAP	(76,038,322)	(54,142,118)	(34,904,051)
Adjustment on adoption of EITF 07-5	-	(205,388)	-
Deficit, beginning of year as restated - U.S. GAAP	(76,038,322)	(54,347,506)	(34,904,051)
Deficit, end of year - U.S. GAAP	$(90,965,987)	$(76,038,322)	$(54,142,118)

Loss per common share - Canadian GAAP	$(0.06)	$(0.08)	$(0.08)
Loss per common share - U.S. GAAP	$(0.12)	$(0.23)	$(0.22)
Weighted average number of common shares outstanding	122,095,093	92,443,572	86,304,153

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

f)	Reconciliation of Canadian to U.S. GAAP (continued)

The adjustments to the consolidated statements of cash flows would be as follows:

	Years ended December 31,
	2010	2009	2008
Operating activities - Canadian GAAP	$(4,338,516)	$(2,154,933)	$(4,108,832)
Adjustments for mineral expenditures	(8,121,233)	(2,444,702)	(12,398,924)
Cash used in operating activities - U.S. GAAP	(12,459,749)	(4,599,635)	(16,507,756)
Investing activities - Canadian GAAP	(9,953,430)	(4,754,981)	(13,213,283)
Reclassification of expenditures on mineral properties	8,121,233	2,444,702	12,398,924
Cash used in investing activities - U.S. GAAP	(1,832,197)	(2,310,279)	(814,359)
Cash provided by financing activities - Canadian and U.S. GAAP	27,685,252	11,385,639	13,890,522
Effect of foreign exchange on cash	23,689	(205,095)	566,283

Increase (decrease) in cash during the year	13,416,995	4,270,630	(2,865,310)
Cash, beginning of year	4,795,220	524,590	3,389,900
Cash, end of year - U.S. GAAP	$18,212,215	$4,795,220	$524,590

The derivative liability – warrants would be classified as held-for-trading.

g)	New US GAAP Accounting Pronouncements

In August 2009, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-05, “Measuring Liabilities at Fair Value”. This update amends ASC 820, “Fair Value Measurements and Disclosure”, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset; (ii) the quoted price for a similar liability or for a similar liability when traded as an asset; or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update did not have any impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

g)	New US GAAP Accounting Pronouncements (continued)

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. This standard is effective for the Company’s interim and annual periods commencing January 1, 2011 and will require additional disclosure such as disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In April 2010, the FASB issued ASU 2010-13, “Compensation – Stock Compensation (Topic 718)”. The objective of this update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. It provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance or service condition is required to be classified as a liability. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The Company is currently evaluating the impact of this update on the consolidated financial statements.

18.	COMPARATIVE FIGURES

Certain of the 2009 and 2008 comparative figures have been reclassified to conform to the current year’s presentation.

(An Exploration Stage Company)

Audited Consolidated Financial Statements
December 31, 2009
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting - Canada

The accompanying consolidated financial statements have been prepared by the management of Quaterra Resources Inc. in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgment of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three outside directors who are not involved in the daily operations of the Company. The functions of the Audit Committee include the review of the quarterly and annual consolidated financial statements, review of the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommending the appointment of the external auditors. The Audit Committee meets at least quarterly with management to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Smythe Ratcliffe LLP, conducted an independent examination, in accordance with Canadian generally accepted auditing standards, and expressed their opinion on the consolidated financial statements. Their examination included tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with Canadian generally accepted accounting principles. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 25, 2010

Management’s Report on Internal Control over Financial Reporting – United States

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at December 31, 2009 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent auditors, as stated in their report.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 25, 2010

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Quaterra Resources Inc. (an exploration stage company) as at December 31, 2009 and 2008 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated March 25, 2010 expresses an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 25, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change as described in note 17(e) to the consolidated financial statements. Our report to the shareholders dated March 25, 2010, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when such changes are properly accounted for and adequately disclosed in the financial statements

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 25, 2010

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Quaterra Resources Inc.
(An Exploration Stage Company)

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2009 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2009 and our report dated March 25, 2010 expresses an unqualified opinion on those financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 25, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		As at December 31
		2009	2008
Assets
Current assets:
Cash and cash equivalents		$4,795,220	$524,590
Restricted cash		–	56,028
Investment	Notes 4 & 6 (e)	26,000	–
Other receivables		60,323	127,890
Prepaids and deposits		177,603	189,874
Amount due from Joint Venture Partner	Note 6 (a)	251,904	88,110
		5,311,050	986,492
Equipment	Note 5	163,094	208,022
Mineral properties	Note 6	36,091,683	32,885,071
Reclamation bonds		306,670	317,704
		$41,872,497	$34,397,289

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$628,750	$1,106,783
Due to related parties	Note 9	250,637	49,178
Current portion of promissory note	Note 6 (g)(6)	–	334,950
		879,387	1,490,911
Liability component of convertible notes	Note 7	–	2,953,370
		879,387	4,444,281

Shareholders' Equity
Share capital	Note 8	63,168,843	48,318,994
Equity component of convertible notes	Note 7	–	259,164
Contributed surplus		13,453,030	10,002,333
Accumulated other comprehensive loss		(12,866)	–
Deficit		(35,615,897)	(28,627,483)
		40,993,110	29,953,008
		$41,872,497	$34,397,289

Nature of operations (Note 1)
Commitments (Note 10)

(See accompanying notes to consolidated financial statements)

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Years ended December 31,
	2009	2008	2007

General Administrative Expenses
Administration	$176,280	$179,610	$170,061
Amortization	72,934	78,023	43,309
Consulting	366,384	740,365	375,452
Directors' and officers' fees	166,318	153,749	87,683
Investor relations and communications	171,989	422,467	344,964
Office and general	410,291	582,669	184,992
Professional fees	415,495	800,086	283,019
Regulatory fees and taxes	72,412	175,564	118,817
Salaries and benefits	378,588	467,309	263,544
Stock–based compensation (Note 8(c))	3,419,775	2,958,838	4,502,163
Transfer agent	41,677	38,790	28,857
Travel and promotion	54,871	139,617	167,998
Operating Expenses	(5,747,014)	(6,737,087)	(6,570,859)

Other
General exploration costs	(423,681)	(633,741)	(229,334)
Foreign exchange gain/(loss)	601,384	446,118	(778,126)
Interest income	3,250	55,555	248,684
Interest and financing charges	(593,824)	(33,752)	(21,428)
Joint venture administration fee	34,003	68,726	47,859
Warrant modification expense (Note 8(b))	(95,252)	–	–
Write–off of mineral properties	(767,280)	–	–
	(1,241,400)	(97,094)	(732,345)
Loss for the year	(6,988,414)	(6,834,181)	(7,303,204)

Unrealized loss on available–for–sale investment	(12,866)	–	–
Comprehensive loss for the year	$(7,001,280)	$(6,834,181)	$(7,303,204)
Loss per share–basic and diluted	$(0.08)	$(0.08)	$(0.09)

Weighted average number of common shares outstanding	92,443,572	86,304,153	79,971,435

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2009	2008	2007
Operating Activities
Net loss for the year	$(6,988,414)	$(6,834,181)	$(7,303,204)
Items not involving cash:
Amortization	72,934	78,023	43,309
Commitment to issue shares for services	–	15,000	–
Stock–based compensation	3,419,775	2,958,838	4,502,163
Shares issued for services	90,000	90,000	67,500
Warrant modification expense	95,252	–	–
Interest expense on convertible notes	–	24,208	–
Write–off of mineral properties	767,280	–	–
Foreign exchange(gain) loss	132,304	(501,383)	757,604
	(2,410,869)	(4,169,495)	(1,932,628)
Changes in non–cash working capital
Other receivables	67,567	116,494	(212,277)
Prepaid and deposits	12,271	(81,721)	(13,182)
Accounts payable and accrued liabilities	(25,361)	63,103	83,377
Due to related parties	201,459	(37,213)	60,175
Cash used in operating activities	(2,154,933)	(4,108,832)	(2,014,535)

Financing Activities

Shares issued for cash, net of share issue costs	9,975,207	10,972,246	6,881,465
Net proceeds from convertible notes	1,410,432	3,188,326	–
Repayment of promissory note	–	(270,050)	–
Cash provided by financing activities	11,385,639	13,890,522	6,881,465

Investing Activities
Expenditures on mineral properties	(4,630,243)	(13,366,464)	(9,132,683)
Due from Joint Venture partner	(163,794)	493,014	(467,694)
Purchase of equipment	(28,006)	(105,592)	(172,187)
Refund (purchase) of reclamation bonds	11,034	(178,212)	(59,594)
Restricted cash	56,028	(56,028)	–
Cash used in investing activities	(4,754,981)	(13,213,282)	(9,832,158)
Effect of foreign exchange on cash	(205,095)	566,282	(757,604)
Increase (decrease) in cash during the year	4,270,630	(2,865,310)	(5,722,832)
Cash and cash equivalents, beginning of year	524,590	3,389,900	9,112,732
Cash and cash equivalents, end of year	$4,795,220	$524,590	$3,389,900
Supplemental cash flow information (Note 13)

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

			Component
			of
	Common Shares		Convertible	Contributed		Accumulated Other
	Shares	Amount	Notes	Surplus	Deficit	Comprehensive Loss	Total
Balance at December 31, 2006	78,104,820	$27,861,058	$–	$3,709,557	$(14,490,098)		$17,080,517
Common shares issued for cash during the year:
Exercise of warrants	2,480,785	5,581,766					5,581,766
Exercise of options	2,108,500	1,288,515					1,288,515
Shares issued for mineral property acquisitions	200,000	586,000					586,000
Allotted for mineral property acquisitions	250,000	695,000					695,000
Shares issued for services	22,900	67,500					67,500
Fair value of options and warrants exercised		801,925		(801,925)			–
Share issue costs, net of future income taxes		(6,316)					(6,316)
Stock–based compensation				4,502,163			4,502,163
Net loss for the year					(7,303,204)		(7,303,204)
Balance at December 31, 2007	83,167,005	36,875,448	–	7,409,795	(21,793,302)	–	22,491,941
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,482,500	10,414,556					10,414,556
Exercise of options	749,000	557,690					557,690
Shares issued for services	64,978	90,000					90,000
Commitment to issue shares for services				15,000			15,000
Equity portion of convertible notes issued			259,164				259,164
Fair value of options exercised		381,300		(381,300)			–
Stock–based compensation				2,958,838			2,958,838
Net loss for the year					(6,834,181)		(6,834,181)
Balance at December 31, 2008	87,463,483	48,318,994	259,164	10,002,333	(28,627,483)	–	29,953,008
Common shares issued during the year:
Shares issued for cash, net of issue costs	15,227,410	8,841,083					8,841,083
Exercise of options	60,200	33,220					33,220
Exercise of warrants	1,670,000	1,100,905					1,100,905
Shares issued for services	178,483	90,000		(15,000)			75,000
Shares issued for finders' fees	114,000	(45,150)		45,150			–
Shares issued for convertible notes, net of issue costs	6,545,795	4,583,311	(379,150)	–			4,204,161
Shares issued for property (Note 6(g) (3))	200,000	137,000					137,000
Commitment to issue shares for services				15,000			15,000
Equity portion of convertible notes issued			119,986				119,986
Fair value of options and warrants exercised		109,480		(109,480)			–
Stock–based compensation				3,419,775			3,419,775
Warrant modification expense				95,252			95,252
Unrealized loss on available–for–sale investment						(12,866)	(12,866)
Net loss for the year					(6,988,414)		(6,988,414)
Balance at December 31, 2009	111,459,371	$63,168,843	$–	$13,453,030	$(35,615,897)	$(12,866)	$40,993,110

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc., along with its subsidiary companies (collectively “Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico.

The Company incurred a net loss of $6,988,414 for the year ended December 31, 2009 (2008 - $6,834,181; 2007 - $7,303,204). As at December 31, 2009, the Company had an accumulated deficit of $35,615,897 (2008 - $28,627,483) and working capital of $4,431,663 (2008 - $504,419 deficiency).

The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, exercise of warrants and options, equity financing or other means.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of its explorations, establish future profitable production or receive proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars. As described in Note 17, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

These consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries and its proportionate share of the accounts of the joint venture. The wholly-owned subsidiaries include Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands. All significant inter- company accounts and transactions have been eliminated on consolidation.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties

The Company defers all costs related to investments in mineral interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred resource property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When recoveries exceed the carrying value of the interest, the excess is recognized in the statements of operations.

Asset Retirement Obligations (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present the Company has determined that it has no material AROs to record in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Equipment

Equipment is recorded at cost and amortization begins when the asset is substantially put into service. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment (Continued)

The Company reviews the carrying value of its equipment on a regular basis and where the carrying value exceeds the estimated undiscounted future net cash flows, a provision for impairment is recorded based on the discounted estimated future cash flows.

Reclamation Bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

Convertible Notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is recorded using the residual value approach.

Foreign Currency Translation

The functional and reporting currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

i        Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
ii      Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
iii.     Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange on the transaction date.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the year.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants is measured on the earlier of the date at which the counterparty performance is complete, the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options or warrants is charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components, the determination of AROs and environmental restoration, and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Financial Instruments

Financial instruments are classified as one of the following: held–for–trading, held–to–maturity, loans and receivables, available–for–sale financial assets or other financial liabilities. Financial assets and liabilities held-for- trading are measured at fair value with gains and losses recognized in net income (loss). Financial assets held-to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders’ equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company classifies its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

Share Capital

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of the announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issue costs are netted against share proceeds.

Non-Monetary Transaction

Shares issued for consideration other than cash are valued at the quoted market price at the date of issue.

3.	ACCOUNTING CHANGES

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this section had no effect on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES (Continued)

Business Combinations (Continued)

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Section 1601, ”Consolidated Financial Statements”, replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

Section 1602, “Non-Controlling Interests”, establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to International Financial Reporting Standards (“IFRS”) on consolidated and separate financial statements. This standard is effective for the Company’s interim and annual consolidated financial statements beginning on January 1, 2011.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections in the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

4.	INVESTMENT

The Company acquired common shares in Copper Ridge Exploration Inc. (“Copper Ridge”), which are classified as available-for-sale. The Copper Ridge shares were obtained in consideration for payments required pursuant to a property option agreement on the Duke Island property, located in Alaska, United States (Note 6(e)).

	Cost	Fair Value
Balance December 31, 2008	$–	$–
Acquisition, 66,667 Copper Ridge common shares	38,866	38,866
Fair value adjustment	–	(12,866)
Balance December 31, 2009	$38,866	$26,000

5.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	December 31, 2009			December 31, 2008
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Computer	$37,482	$26,685	$10,797	$37,482	$17,568	$19,914
Office equipment	81,714	46,788	34,926	81,714	32,408	49,306
Software	59,866	49,963	9,903	52,452	37,313	15,139
Vehicles	215,732	108,264	107,468	195,140	71,477	123,663
	$394,794	$231,700	$163,094	$366,788	$158,766	$208,022

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES

The total deferred exploration and acquisition costs of mineral properties for 2009 and 2008 were as follows:

	Mexico			United States
Mineral Properties	Nieves	Mirasol–Americas	Crestones	MacArthur	Yerington	Alaska	Uranium Properties	Other Properties	Total
Acquisition
Balance, December 31, 2008	$1,355,726	$349,961	$84,334	$812,380	$1,338,894	$254,772	$3,534,618	$1,827,174	$9,557,859
Additions during the year	57,457	31,749	4,775	257,439	320,442	20,935	416,523	699,977	1,809,297
Write–offs during the year	–	–	–	–	–	–	–	(30,226)	(30,226)
Balance, December 31, 2009	1,413,183	381,710	89,109	1,069,819	1,659,336	275,707	3,951,141	2,496,925	11,336,930

Exploration
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	7,452,228	689,125	2,357,173	6,982,347	1,039,153	23,327,212
Assays and surveys	35,113	21,230		102,055			–	41,294	199,692
Camp costs	8,829	18,620	87	91,928		1,787	35,652	37,370	194,273
Drilling services	131,369	6,773	–	39,192			33,852	29,916	241,102
Equipment rental	–	–	–	11,934			1,889	243	14,066
Exploration support	5,674	13,112	124	153,565	182	5,759	88,720	4,349	271,485
Field supplies	4,837	7,052	–	5,983			1,068	–	18,940
Geological services	60,810	99,183	–	349,260	35,426	41,336	154,359	185,826	926,200
Project management	24,258	27,466	392	46,899	14,413	3,000	54,890	9,528	180,846
Travel	3,134	3,592	29	6,537	141	1,658	13,723	2,490	31,304
Vehicle expenses	8,549	8,776	36	40,379	537		24,865	3,545	86,687
Additions during the year	282,573	205,804	668	847,732	50,699	53,540	409,018	314,561	2,164,595
Write–offs during the year	–	–	–	–	–	–	–	(737,054)	(737,054)
Balance, December 31, 2009	2,017,463	1,885,230	1,393,538	8,299,960	739,824	2,410,713	7,391,365	616,660	24,754,753
Total acquisition and exploration, December 31, 2009	$3,430,646	$2,266,940	$1,482,647	$9,369,779	$2,399,160	$2,686,420	$11,342,506	$3,113,585	$36,091,683

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

		Mexico
	Nieves	Mirasol–Americas	Crestones	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties							Properties	Properties
Acquisition
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$525,713	$979,078	$185,344	$2,956,192	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	286,667	359,816	69,428	578,426	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	812,380	1,338,894	254,772	3,534,618	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	2,407,015	277,000	1,833,592	3,519,528	841,429	11,717,268
Assays and surveys	89,906	226,481	–	700,550	127,130	183,892	45,677	38,930	1,412,566
Camp costs	19,963	45,951	3,504	226,979	5,924	11,807	99,797	8,274	422,199
Drilling services	351,521	676,870	–	2,081,016	–	36,549	2,086,088	–	5,232,044
Equipment rental	–	8,104	–	187,446	–	839	12,774	33	209,196
Exploration support	15,982	136,315	1,375	307,150	4,932	78,510	107,750	4,380	656,394
Field supplies	16,421	2,777	1,520	117,603	–	2,366	17,207	33,201	191,095
Geological services	33,869	24,516	3,321	1,146,140	258,363	191,304	860,505	75,728	2,593,746
Project management	91,204	147,262	9,089	93,749	1,362	3,913	90,845	26,707	464,131
Travel	2,878	20,547	55	37,875	2,766	12,679	41,054	2,888	120,742
Vehicle expenses	10,190	23,281	5,580	146,705	11,648	1,722	101,122	7,583	307,831
Additions during the year	631,934	1,312,104	24,444	5,045,213	412,125	523,581	3,462,819	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	7,452,228	689,125	2,357,173	6,982,347	1,039,153	23,327,212
Total acquisition and exploration, December 31, 2008	$3,090,616	$2,029,387	$1,477,204	$8,264,608	$2,028,019	$2,611,945	$10,516,965	$2,866,327	$32,885,071

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the U.S.-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the joint venture partner Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the year ended December 31, 2009, the Company received US$175,104 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of December 31, 2009, $251,904 (2008 - $88,110) was due from Blackberry. On February 5, 2010, the Company received $251,904 from Blackberry.

	(b)	Mirasol, Americas and Crestones Property, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

Crestones property is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico.

	(c)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005, as amended January 9, 2010, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. The Company may elect to acquire the property by making the following payments:

(i) US$110,000 on or before January 15, 2007 (paid)
(ii) US$100,000 on or before January 15, 2008 (paid)
(iii) US$125,000 on or before January 15, 2009 (paid)
(iv) US$300,000 (paid) and 150,000 shares (subject to regulatory approval) on or before January 15, 2010
(v) US$1,770,000 (less the market value of the above 150,000 shares) on or before January 15, 2011

The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(d)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day due diligence review period that began on July 13, 2007 was extended to June 14, 2010. Up to December 31, 2009, the Company had paid a US$250,000 non-refundable deposit and issued 250,000 common shares (issued), and may elect to acquire a 100% interest in the property by making a further payment of US$250,000 on closing once the due diligence review has been completed.

The property is subject to a 2% NSR to a maximum of US$7,500,000 on commencement of commercial production.

	(e)	Alaska Properties (Duke Island and Herbert Glacier), United States

On September 29, 2009, the Company signed an option agreement with Copper Ridge for its 100% owned Duke Island property located in southeast Alaska. The agreement provides that Copper Ridge can earn up to a 51% interest by issuing 66,667 common shares (issued) and spending $3,000,000 on exploration by December 31, 2012, with a minimum of $750,000 to be spent by December 31, 2010. Copper Ridge may increase its interest in the property to 65% by spending an additional $2,000,000 on exploration by December 31, 2013.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make annual payments of US$12,000 from November 2007 to 2011, US$20,000 from November 2012 to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter. Up to December 31, 2009, the Company has paid US$36,000.

The property is subject to a NSR as follows:

		(i)	3.0% on gold prices less than US$400
		(ii)	3.5% on gold prices between US$401 and US$500
		(iii)	4.0% on gold prices between US$501 and US$600
		(iv)	5.0% on gold prices above US$601

	(f)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to make the following payments and issue common shares as follows:

		(i)	US$90,000 and issue 600,000 shares on or before September 6, 2007 (paid and issued)
		(ii)	US$75,000 on or before September 6, 2008 (paid)
		(ii)	US$135,000 on or before September 6, 2009 (paid)
		(iv)	US$200,000 on or before September 6, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(f)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement, as amended August 14, 2009, with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:

(i) US$50,000 on or before August 10, 2007 (paid)
(ii) US$40,000 on or before August 10, 2008 (paid)
(iii) US$100,000 on or before August 10, 2011

This agreement is subject to a 4% royalty payable upon commencement of commercial production of which 3% royalty can be bought back for US$500,000.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. On February 22, 2010, the lawsuit was dismissed and the Company’s rights to explore and develop its uranium claims on Arizona strip were unaffected.

	(g)	Other Properties

(1) Tecolote (formerly East Durango), Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered into an agreement allowing the Company to earn a 75% interest in EXMIN’s Tecolote Property, Mexico. Under the terms of the agreement, the Company can earn a 75% interest in the property by spending US$500,000 in exploration costs before September 30, 2012 plus make payments as follows:

(i)	US$20,000 on September 30, 2008 (paid)
(ii)	US$20,000 on September 30, 2009 (paid)
(iii)	US$20,000 on September 30, 2010
(iv)	US$40,000 on September 30, 2011

(2)	Cave Peak Molybdenum Prospect, United States

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

	(i)	Initial payment of US$50,000 (paid)
	(ii)	US$50,000 on or before March 27, 2008 (paid)
	(iii)	US$60,000 on or before March 27, 2009 (paid)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(g)	Other Properties (Continued)

		(2)	Cave Peak Molybdenum Prospect, United States (Continued)

			(iv)	US$70,000 on or before March 27, 2010
			(v)	US$150,000 on or before March 27, 2011
			(vi)	US$220,000 on or before March 27, 2012

This property is subject to a royalty of 6.25% on commencement of commercial production.

		(3)	Willow Creek Molybdenum Prospect, United States

On October 11, 2008, as amended October 26, 2009, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,505,000 over a six-year period and issuing 200,000 common shares of the Company:

			(i)	Initial payment of US$75,000 and 100,000 shares on October 11, 2008 (paid and issued)
			(ii)	US$30,000 and 100,000 shares on October 11, 2009 (paid and issued)
			(iii)	US$150,000 or US$50,000 and 100,000 shares on October 11, 2010
			(iv)	US$150,000 on October 11, 2011
			(v)	US$350,000 on October 11, 2012
			(vi)	US$750,000 October 11, 2013
			(vii)	US$1,000,000 October 11, 2014

The agreement is subject to a 2% NSR payable upon commencement of commercial production. In the event royalty payments are imposed by government agencies such that the total royalty exceeds the equivalent of 4% NSR, the Company can exercise the right to reduce the NSR to the optionor by 1% for $1,000,000 within one year of commencement of commercial production.

		(4)	Copper Canyon Project, United States

Pursuant to an agreement in November 2007, as amended October 9, 2009, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$625,000 as follows:

			(i)	Initial payment of US$15,000 (paid)
			(ii)	US$35,000 on or before November 6, 2008 (paid)
			(iii)	US$35,000 on or before November 6, 2009 (paid)
			(iv)	US$190,000 on or before November 6, 2010
			(v)	US$350,000 on or before November 6, 2011

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(g)	Other Properties (Continued)

		(4)	Copper Canyon Project, United States (Continued)

The property is subject to a 2.5% NSR, which can be reduced to 2.0% for US$500,000.

Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

		(5)	Gray Hills, United States

Pursuant to an agreement made in July 2007, as amended July 24, 2009, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make payments as follows:

			(i)	Initial payment of US$15,000 (paid)
			(ii)	US$20,000 on or before July 11, 2007 (paid)
			(iii)	US$25,000 on or before July 11, 2008 (paid)
			(iv)	US$15,000 on or before December 31, 2009 (paid)
			(v)	US$35,000 on or before July 11, 2010
			(vi)	US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the property is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase the property at any time, for US$500,000. The property is subject to a 3% NSR, up to 2% of which may be reduced by the Company for US$500,000 per 1%.

		(6)	South West Tintic and Peg Leg, United States

On May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (“FMEC”) for the Company’s South West Tintic project in Utah. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment and by spending US$4,725,000 on exploration costs over four years. To keep the option in good standing, FMEC must make a minimum expenditure of US$750,000 by August 29, 2010.

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make payments to the original vendors as follows:

			(i)	US$20,000 on March 15, 2007 (paid)
			(ii)	US$20,000 on or before February 15, 2008 (paid)
			(iii)	US$20,000 on or before February 15, 2009 (paid)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(g)	Other Properties (Continued)

		(6)	South West Tintic and Peg Leg, United States (Continued)

			(iv)	US$40,000 on or before February 15, 2010 (paid by FMEC)
			(v)	US$50,000 on or before February 15, 2011
			(vi)	US$50,000 on or before February 15, 2012
			(vii)	US$100,000 on or before February 15, 2013
			(viii)	US$100,000 on or before February 15, 2014
			(ix)	US$100,000 on or before February 15, 2015
			(x)	US$250,000 on or before February 15, 2016
			(xi)	US$250,000 on or before February 15, 2016

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

Pursuant to another agreement made in August 2007, the Company is required to make a payment of US$259,410 (paid) and advance a US$550,000 promissory note to earn an interest in further unpatented mining claims, which also form part of the South West Tintic Claims.

The US$550,000 promissory note has a term of two years, with no interest. The Company repaid US$275,000 by August 29, 2008, and the remaining US$275,000 was paid by FMEC by August 29, 2009.

On August 27, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3,000,000 on exploration by December 31, 2012.

		(7)	Wassuk Copper Project (formerly Majuba Hill), United States

Pursuant to an agreement made in December 2007, as amended December 2, 2009, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$2,930,000 by December 10, 2015 as follows:

			(i)	Initial payment of US $100,000 (paid)
			(ii)	US$100,000 on or before December 10, 2008 (paid)
			(iii)	US$30,000 on or before December 10, 2009 (paid)
			(iv)	US$250,000 on or before December 10, 2010
			(v)	US$250,000 on or before December 10, 2011
			(vi)	US$500,000 on or before December 10, 2012
			(vii)	US$500,000 on or before December 10, 2013
			(viii)	US$500,000 on or before December 10, 2014
			(ix)	US$700,000 on or before December 10, 2015

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

	(g)	Other Properties (Continued)

(7) Wassuk Copper Project (formerly Majuba Hill), United States (Continued)

The Company must also incur US$1,000,000 cumulative exploration expenditures by December 10, 2012. Should the Company incur less than US $1,000,000, the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, which may be reduced to 2% for US$1,000,000.

During the year ended December 31, 2009, the Company wrote off its inactive properties including Big Bar and Carbon County properties in the US, and La Reforma property in Mexico. All the other properties are in the initial stages of exploration.

	(h)	Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(i)     Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(j)     Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

6.	MINERAL PROPERTIES (Continued)

(j)     Environmental (Continued)

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

7.	CONVERTIBLE NOTES

The Company completed the third tranche of a private placement of 1,950,500 units at US$0.60 per unit on January 15, 2009 for gross proceeds of US$1,170,300 ($1,476,100) (2008 – 4,362,792 units; US$2,619,673; $3,188,326). Cash finders’ fees were $65,668 for net proceeds of $1,410,432.

Each unit comprises one convertible promissory note (“Notes”) and one common share purchase warrant maturing 24 months from the date of issuance or upon redemption. The Notes bear interest at a rate of 10% per annum, maturing 24 months from date of issuance or upon conversion or redemption. The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal the US dollar equivalent to the market price for such shares on the date of such conversion.

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

(b)	The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice. While this provision was met during 2009, the Company did not accelerate the expiry date of these warrants as of December 31, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

7.	CONVERTIBLE NOTES (Continued)

During the year ended December 31, 2009, the entire notes and interest payable were converted. As a result, 6,545,795 common shares were issued.

The net value assigned to the liability component on issuance was calculated as the present value of the principal and interest payments using an effective interest rate of 15% is as follows:

	December 31, 2009	December 31, 2008
Liability component of convertible notes – beginning of year	$2,953,370	$–
Present value of convertible notes on issue	1,356,114	2,404,894
Interest	518,520	24,209
Conversion of convertible notes	(4,583,310)	–
Foreign exchange revaluation	(244,694)	524,267
Liability component of convertible notes – end of year	$–	$2,953,370

Equity component of convertible notes – beginning of year	$259,164	$–
Equity component of convertible notes on issue	119,986	259,164
Conversion of equity component of convertible notes	(379,150)	–
Equity component of convertible notes – end of year	$–	$259,164

Of the $65,668 finders’ fees paid for the issuance of the convertible notes, $60,423 was included in the initial carrying value of the liability component and $5,245 was included in the equity component of the convertible notes.

8.	SHARE CAPITAL

	(a)	Common stock

Authorized - unlimited common shares without par value.

During the year ended December 31, 2009, the Company completed two private placements by issuing 15,227,410 units at $0.60 per unit for gross proceeds of $9,136,446. Each unit consists of one common share and one non-transferable share warrant at an exercise price of $0.75 for a period of two years. Related to these private placements, 114,000 units and cash of $141,222 were paid as finders’ fees, and a $45,150 expense was recorded to contributed surplus for the value of the warrants portion using the Black-Scholes option pricing model with the following weighted average assumptions: volatility of 98.1%, risk-free interest rate of 1.37%, expected life 2.0 years and expected dividend yield 0%.

Other share issuance costs related to the private placements amounted to $154,141.

During the year ended December 31, 2009, 178,483 common shares (2008 – 64,978) were issued for financial advisory services of $90,000 (2008 - $90,000). The value of the shares were at market price on date payment was due, with an agreed upon discount as allowed by the TSX Venture Exchange.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

	(a)	Common stock: authorized - unlimited common shares without par value (Continued)

On April 16, 2008 the Company completed a non-brokered private placement of 3,482,500 units at US$3.20 per unit for total proceeds of US$11,144,000. US$546,000 was paid as a finder’s fee. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at US$0.60 (modified) per warrant share until October 17, 2009. In the event the Company’s shares trade at a closing price of greater than US$0.75 (modified) per share for a period of 15 consecutive days at any time after six months from April 16, 2008, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof, and in such case the warrants will expire on the thirtieth day after the date on which such notice is given.

	(b)	Share Purchase Warrants

The following summarizes information about the warrants outstanding:

	December 31, 2009		December 31, 2008
		Weighted Average		Weighted Average
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price
Outstanding, beginning of the year*	6,104,041	$0.85	–	$–
Issued:
Private placements	15,341,410	$0.75	1,741,250	$4.13
Convertible notes	1,950,500	$0.94	4,362,791	$0.91
Expired	(141,250)	$0.68	–	$–
Exercised	(1,670,000)	$0.66	–	$–
Outstanding, end of the year	21,584,701	$0.80	6,104,041	$1.83

* Exercise price of 1,741,250 warrants was modified in 2009

On June 15, 2009, the Company amended the exercise price of 1,741,250 warrants issued in April 2008 from US$4.20 to US$0.60. Of these warrants, 1,600,000 were exercised for proceeds of US$960,000 ($1,100,905) and the balance expired. As a result of the re-pricing, $95,252 expense was recorded with a corresponding credit to contributed surplus using the Black-Scholes option pricing model with the following weighted average assumptions: volatility 60.4%, risk-free interest rate 1.05%, expected life 0.33 years and expected dividend yield 0%.

The following summarizes information about the warrants outstanding at December 31, 2009:

Expiry	Exercise
Date	Price	December 31, 2009	December 31, 2008
October 17, 2009	$ 0.60 US	–	1,741,250
November 27, 2010	$ 0.75 US	1,921,458	1,921,458
December 19, 2010	$ 0.75 US	2,441,333	2,441,333
January 15, 2011	$ 0.75 US	1,880,500	–
September 29, 2011	$ 0.75	9,666,206	–
October 28, 2011	$ 0.75	5,675,204	–
		21,584,701	6,104,041

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

	(b)	Share Purchase Warrants (Continued)

The aggregate intrinsic value of warrants is calculated as the difference between the exercise price of the warrant and the fair value of the underlying shares.

At December 31, 2009, the aggregate intrinsic value of the outstanding warrants with US dollar exercise prices is $7,242,218 (2008 - $Nil) and the aggregate intrinsic value of the outstanding warrants with Canadian dollar exercise prices is $19,176,763 (2008 - $Nil).

	(c)	Stock Options

The Company has a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. The following summarizes information about the Company’s options outstanding:

	December 31, 2009		December 31, 2008
		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
Outstanding, beginning of the year	7,200,500	$2.56	5,559,500	$1.99
Granted	4,880,000	$1.00	2,390,000	$3.31
Cancelled (due to modification)	(2,575,000)	$3.24	–	$–
Expired	(50,000)	$0.62	–	$–
Forfeited	(158,300)	$3.10	–	$–
Exercised	(60,200)	$0.55	(749,000)	$0.74
Outstanding, end of the year	9,237,000	$1.56	7,200,500	$2.56

The weighted average remaining contractual life of options outstanding at December 31, 2009 was 3.55 years (2008 – 3.40 years; 2007 – 3.65 years).

The weighted average grant date fair value of options outstanding at December 31, 2009 was $0.93 (2008 - $1.57; 2007 - $1.30) .

At December 31, 2009, the aggregate intrinsic value of the outstanding and exercisable stock options is $6,672,850 (2008 - $116,152).

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

	(c)	Stock Options (Continued)

The allocation of stock-based compensation included in the statements of operations was as follows:

	December 31, 2009		December 31, 2008		December 31, 2007
	Number		Number		Number
	of Options	Stock–based	of Options	Stock–based	of Options	Stock–based
	Issued	Compensation	Issued	Compensation	Issued	Compensation
Consultants	2,520,000	$1,661,209	975,000	$933,628	1,155,000	$2,260,416
Directors and officers	1,900,000	1,367,326	1,095,000	1,606,898	855,000	1,745,631
Employees	460,000	391,240	320,000	418,312	251,000	496,116
Total	4,880,000	$3,419,775	2,390,000	$2,958,838	2,261,000	$4,502,163

The Company used the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model.

	December 31, 2009	December 31, 2008	December 31, 2007
Risk–free interest rate	1.89%	3.84%	4.57%
Expected share price volatility	81.56%	85.79%	89.42%
Expected option life in years	3.0	3.0	3.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

During the year ended December 31, 2009, the Company modified the existing stock options with an exercise price of over $1.55 for its employees and consultants. As a result, 2,575,000 options were granted at an exercise price of $0.98 for five years. The incremental stock-based compensation expense relating to the modification of $1,844,466 was expensed in the statement of operations and is included in the total stock-based compensation of $3,419,775 in 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

8.	SHARE CAPITAL (Continued)

	(c)	Stock Option (Continued)

The following summarizes information about the stock options outstanding and exercisable at December 31, 2009:

Exercise	Grant Date	Expiry	Balance	Balance
Price	Fair Value	Date	December 31, 2009	December 31, 2008
$0.62	$0.43	March 25, 2009	–	95,000
$0.35	$0.20	August 9, 2010	270,000	285,200
$0.40	$0.30	January 9, 2011	200,000	200,000
$1.04	$0.81	March 27, 2011	125,000	125,000
$1.00	$1.24	May 19, 2011	75,000	75,000
$1.12	$1.16	June 12, 2011	100,000	100,000
$1.55	$1.17	July 28, 2011	1,431,000	1,439,300
$1.55	$1.17	August 23, 2011	100,000	100,000
$1.50	$1.00	September 25, 2011	100,000	100,000
$2.05	$1.67	December 18, 2011	–	100,000
$2.65	$1.71	January 11, 2012	–	75,000
$2.70	$1.71	February 21, 2012	–	25,000
$3.33	$1.98	July 20, 2012	836,000	2,011,000
$3.33	$1.83	August 7, 2012	–	80,000
$3.45	$2.05	March 31, 2013	150,000	200,000
$3.30	$1.87	June 19, 2013	970,000	2,190,000
$0.98	$0.52	November 9, 2014	2,575,000
$1.02	$0.51	November 9, 2014	2,305,000
			9,237,000	7,200,500

The aggregate intrinsic value of stock options exercised during the year ended December 31, 2009 was $12,532 (2008 - $1,903,797).

9.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the years ended December 31:

(a)

$479,014 (2008 - $573,833, 2007 - $321,358) was charged by a company of which a director and officer is the principal for administration, professional fees, office and general, and investor relations and communications. As of December 31, 2009, $31,578 (2008 - $47,218) was still owing in due to related parties (Note 10(b)).

(b)	$45,865 of consulting fees (2008 - $69,958, 2007 - $39,000) were paid to a company of which an officer is the principal.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS (Continued)

(c)

$10,475 of professional fees (2008 - $18,802, 2007 - $11,202) were charged by a law firm of which a director is the principal. As of December 31, 2009, $1,344 (2008 - $1,960) was still owing in due to related parties.

(d)

On March 17, 2009, the Company borrowed US$200,000 from the CEO at an annual interest rate of 4.5% due within one year and unsecured. As of December 31, 2009, the principal and interest owing was US$207,151 ($217,715, 2008 - $Nil).

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

10.	COMMITMENTS

The Company has the following annual commitments in respect to mineral option payments, office leases and service agreements:

	Mineral Property	Office
	(cash payment) (a)	Lease (b)	Total
2010	1,721,738	150,000	1,871,738
2011	3,170,867	150,000	3,320,867
2012	1,334,770	75,000	1,409,770
2013	1,550,225	–	1,550,225
2014	1,833,995	–	1,833,995
2015	888,095	–	888,095
2016	152,395	–	152,395
2017	152,395	–	152,395
2018	162,905	–	162,905
	$10,967,385	$375,000	$11,342,385

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and continue to earn its interest. In addition to the cash payment, the Company is required to issue 150,000 common shares for the MacArthur property, due January 15, 2010.

(b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration and corporate secretarial services at a monthly rate of $12,500. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 9(a)). The Company also has one office lease in Kanab, Utah, and Yerington, Nevada, United States.

(c)

In January 2007, the Company engaged Roman Friedrich & Company Ltd. to provide financial and advisory services to the Company. The retainer fee was $15,000 per month of which 50% was paid in cash and 50% was payable in common shares of the Company. The agreement was amended to $7,500 per month commencing September 1, 2009 until terminated, payable solely in shares of the Company. As of December 31, 2009, $15,000 was due in shares of the Company.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

11.	CAPITAL MANAGEMENT

The Company considers its capital under management to consist of shareholders’ equity and convertible notes. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

The Company’s capital under management includes:

	December 31, 2009	December 31, 2008
Convertible notes	$–	$2,953,370
Shareholders' equity
Share capital	$63,168,843	$48,318,994
Equity component of convertible notes	$–	$259,164

There were no changes in the Company’s approach to capital management during the year ended December 31, 2009. The Company is not subject to external restrictions on its capital.

12.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

Fair Value

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Investment	$26,000	$–	$–	$26,000

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

12.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The following provides a comparison of carrying and fair values of each classification of financial instruments as at December 31, 2009 and 2008, respectively.

					Other		Total
	Loans and	Available–	Held–for–	Held–to–	Financial	Total Fair	Carrying
December 31, 2009	Receivables	for–Sale	Trading	Maturity	Liabilities	Value	Value
Financial assets
Cash and cash equivalents			$4,795,220			$4,795,220	$4,795,220
Investment		$26,000				$26,000	$26,000
Other receivables	$1,659					$1,659	$1,659
Amount due from Joint Venture Partner	251,904					$251,904	$251,904
Financial liabilities
Accounts payable and accrued liabilities					$628,750	$628,750	$628,750
	$253,563	$26,000	$4,795,220	$–	$628,750

					Other		Total
	Loans and	Available–	Held–for–	Held–to–	Financial	Total Fair	Carrying
December 31, 2008	Receivables	for–Sale	Trading	Maturity	Liabilities	Value	Value
Financial assets
Cash and cash equivalents			$524,590			$524,590	$524,590
Restricted cash			56,028			$56,028	$56,028
Other receivables	$784					$784	$784
Amount due from Joint Venture Partner	88,110					$88,110	$88,110
Financial liabilities
Accounts payable and accrued liabilities					$1,106,783	$1,106,783	$1,106,783
Promissory note				334,950		$334,950	$334,950
Convertible notes				2,953,370		$2,953,370	$2,953,370
	$88,894		$580,618	$3,288,320	$1,106,783

The recorded amounts for cash and cash equivalents, other receivables, amount due from Joint Venture Partner, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the investment is based on active market prices at the year-end date.

The fair value amount due to related party has not been disclosed as the fair value cannot be reliably measured since there is no active market for such instruments.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

12.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	December 31, 2009		December 31, 2008
	US$	Pesos	US$	Pesos
Cash	$1,593,545	$61,683	$308,664	$1,207,389
Other receivable and restricted cash	–	638,668	46,249	1,158,753
Joint Venture due	239,680	–	72,340	–
Reclamation Bond	291,789	–	260,841	–
Accounts payable and accrued liabilities	(452,444)	–	(749,517)	–
Due to related party	(207,151)	–	–	–
Promissory note	–	–	(275,000)	–
Convertible notes	–	–	(2,410,347)	–
Net foreign exposure	$1,465,419	$700,351	$(2,746,770)	$2,366,142

Based on the above net foreign currency exposures as at December 31, 2009, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $161,870 (2008 - $407,490) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest Rate Risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2009. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Other Price Risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investment is carried at market value, and is therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 15% change in market prices would change the value of the investment by $4,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

12.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company manages credit risk, in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held through large Canadian financial institutions. Included in cash equivalents is $3,051,000 in guaranteed investment certificates earning interest at $0.60% cashable at any time. The amount due from Joint Venture Partner is not exposed to significant credit risk as the Company has a strong and continuing working relationship with the joint venturer.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $628,750 (2008 - $1,106,783) are due in the first quarter of fiscal 2010.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2009	December 31, 2008	December 31, 2007
Cash Items
Interest paid	$2,071	$–	$–
Income tax paid	$–	$–	$–
Share issue costs	$300,607	$555,319	$6,316

Non–Cash Items
Mineral property expenditures included in accounts payable	$411,842	$864,514	$900,613
Non–cash share issue costs	$113,550	$–	$–
Promissory note paid on behalf of Company for mineral properties	$301,813	$–	$–
Shares issued for convertible notes	$4,588,555	$–	$–
Shares received for mineral properties (Note 4)	$38,866	$–	$–
Shares issued for mineral properties	$137,000	$–	$1,281,000

Cash and cash equivalents comprises
Cash	$1,744,220	$524,590	$2,411,052
Term deposits and bankers acceptance	3,051,000	–	978,848
	$4,795,220	$524,590	$3,389,900

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

14.	INCOME TAXES

As at December 31, 2009, the Company has non-capital losses of approximately $8,800,000 that may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

	Canada	US	Mexico

2010	$228,000
2014	284,000
2015	360,000		$1,700,000
2016			976,000
2017			2,149,000
2018			2,210,000
2019			1,193,000
2021		$53,000
2022		810,000
2023		104,000
2025		16,000
2026	700,000	84,000
2027	1,985,000	112,000
2028	3,017,000	487,000
2029	2,228,000	362,000

	$8,802,000	$2,028,000	$8,228,000

The future benefits of these losses and deductions have not been recorded in the accounts as their realization is not more likely than not. A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2009	2008	2007

Loss for the year	$(6,988,414)	$(6,834,181)	$(7,303,204)

Statutory income tax rate	30%	31%	34.12%
Income tax benefit computed at statutory rates	$2,096,524	$2,118,596	$2,491,853
Foreign tax rates different from statutory rate	(6,244)	13,351	(5,780)
Temporary differences	128,048	629,532	17,903
Stock–based compensation	(1,054,508)	(917,240)	(1,536,138)
Change in timing differences	(274,475)	(1,299,356)	171,021
Rate difference between current and future taxes	(420,418)	(237,603)	–
Change in valuation allowance	(468,927)	(307,280)	(1,138,859)

	$–	$–	$–

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

14.	INCOME TAXES (Continued)

Significant components of the Company’s future income tax assets and liabilities, after applying substantively enacted corporate income tax rates, are as follows:

	2009	2008

Future income tax assets (liabilities)
Tax losses carried forward	$5,211,599	$4,750,565
Book value over tax value of mineral properties	(1,057,385)	(1,057,787)
Tax value over book value of equipment	34,510	11,168
Tax value over book value of investment	1,576	–
Share issuance costs	171,220	188,647
Future income tax assets, net	4,361,520	3,892,593
Valuation allowance	(4,361,520)	(3,892,593)
Future income taxes, net	$–	$–

15.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	December 31, 2009				December 31, 2008
		Mineral	Total			Mineral	Total
	Equipment	Properties	Assets		Equipment	Properties	Assets
Canada	$11,896	$–	$4,648,633	Canada	$9,563	$–	$293,696
Mexico	60,909	7,748,400	8,178,767	Mexico	59,875	6,873,055	7,341,231
U.S.A.	90,289	28,343,283	29,045,097	U.S.A.	138,584	26,012,016	26,762,362
Total	$163,094	$36,091,683	$41,872,497	Total	$208,022	$32,885,071	$34,397,289

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

16.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 25, 2010 and provides disclosure as follows:

(a)

The Company has entered into a binding option agreement with GoldCorp Inc. (“GoldCorp”). According to the terms of the agreement, GoldCorp will provide US$10 million through a private placement to fund a two-year generative exploration program in Mexico. The first US$4.0 million private placement was closed in February 2010 and the Company issued 3,001,418 units at a price of US$1.41 per unit. Each unit consists of one common share and one-half of one share purchase warrant, each whole warrant is exercisable at US$1.76 expiring two years from the date of issuance. The second unit placement of US$6.0 million is due on January 29, 2011. Each unit consists of one common share and one-half of one share purchase warrant. If Goldcorp executes both placements and exercises all associated warrants, the generative exploration program will be extended by one year.

(b)

The Company has entered into an option agreement with La Cuesta International, Inc. (“LCI”) to acquire a 100% interest in the Santo Domingo prospect located in Durango, Mexico. The consideration consists of an aggregate of US$7.5 million cash payments in accordance with the agreement ($10,000 paid), 100,000 common shares of the Company (issued) and $50,000 in work expenditures by December 31, 2010. This prospect is included in the Goldcorp Accord.

	(c)	1,041,833 warrants were exercised for total proceeds of $781,375.

	(d)	25,000 options were exercised for total proceeds of $25,000.

	(e)	The Company granted 170,000 options at an exercise price of $2.00 per share to consultants and 106,000 options were cancelled at a weighted average price of $2.48 per share.

	(f)	The Company issued 19,565 common shares at a fair value of $22,500 for financial advisory services received from November 2009 to January 2010 (Note 10(c)).

17.	RECONCILIATION OF CANADIAN AND U.S.GAAP

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes.

	(a)	Exploration Expenditures

Under U.S. GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under U.S. GAAP.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S.GAAP (Continued)

	(b)	Convertible Notes

Under U.S. GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under U.S. GAAP, debt instruments issued with detachable warrants would be allocated to debt and equity components based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statements of operations.

Under U.S. GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under U.S. GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and U.S. GAAP of the units issued.

Accordingly, an additional $52,083 was recorded as interest expense (2008 - $4,962).

	(c)	Uncertain Tax Positions

On January 1, 2008, the Company adopted the U.S. GAAP standards regarding uncertain tax positions. The adoption did not result in any adjustment to opening retained earnings. These standards require uncertain tax positions to be classified as non-current income tax liabilities unless expected to be paid within one year. Upon adoption, there was no recognition of tax liabilities for uncertain tax positions and no reclassification of income tax liabilities from current to non-current on the Company’s balance sheet.

There were no unrecognized tax benefits as at December 31, 2009 and 2008.

The Company recognizes interest and penalties related to uncertain tax positions, if any, as interest and penalties expenses. As of December 31, 2009, there were no balances of accrued interest and penalties related to uncertain tax positions.

The Company is subject to taxes in Canada and the United States. The Company is not currently under audit by any taxing jurisdiction. The tax years that remain subject to examination as of December 31, 2009 are as follows:

Canada	2004 to 2009

United States	1994 to 2009

(d)	Development stage company

Pursuant to U.S. GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

	(e)	Derivative liability

On January 1, 2009, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) 07-5 (now known as ASC 815-40), Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, resulting in the share purchase warrants issued with the convertible notes (Note 7) being classified as a derivative liability, as they were not indexed to the Company’s common shares.

The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in U.S. dollars and has determined that these warrants cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these warrants are treated as derivative liabilities carried at fair value as determined by the Black-Scholes option pricing model, for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statement of operations.

Accordingly, for U.S. GAAP purposes the Company reclassified the carrying value of warrants from equity to liability in the amount of $1,408,190 and recorded a cumulative adjustment of $468,910 to deficit on January 1, 2009 to record the incremental fair value of the derivative liability using the Black-Scholes option pricing model with the following weighted average assumptions: Volatility of 89.5%, risk-free interest rate of 1.44%, expected life 1.6 years and expected dividend yield 0%.

During the year-ended December 31, 2009, the fair value of the warrants increased to $8,477,944 using the Black-Scholes option pricing model with the following weighted average assumptions: Volatility of 108.4%, risk- free interest rate of 1.46%, expected life 1.0 year and expected dividend yield 0%. As a result, the Company recorded a fair value charge of $7,538,644 in the statements of operations.

The adjustments to components of the consolidated balance sheets would be as follows:

	As at December 31
	2009	2008
Total assets – Canadian GAAP	$41,872,497	$34,397,289
Expensed expenditures on mineral properties	(27,954,375)	(25,509,673)
Total assets – U.S. GAAP	$13,918,122	$8,887,616

Total liabilities – Canadian GAAP	$879,386	$4,444,281
Derivative liability – warrants	8,477,944	–
Liability component of convertible notes	–	(176,961)
Total liabilities – U.S. GAAP	9,357,330	4,267,320

Total shareholders ' equity – Canadian GAAP	40,993,111	29,953,008
Equity component of convertible notes	–	176,961
Expenditures on mineral properties	(27,954,375)	(25,509,673)
Derivative liability – adjustment to warrants	(8,477,944)	–
Total shareholders ' equity under U.S. GAAP	4,560,792	4,620,296
Total Liabilities and Shareholders' Equity per U.S. GAAP	$13,918,122	$8,887,616

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND U.S. GAAP (Continued)

The adjustments to the statements of operations would be as follows:

	Years ended December 31,
	2009	2008	2007
Loss for the year – Canadian GAAP	$(6,988,414)	$(6,834,181)	$(7,303,204)
Expenditures on mineral properties	(2,444,702)	(12,398,924)	(7,914,384)
Interest expense on convertible notes	(52,083)	(4,962)	–
Unrealized loss on derivative liability	(7,538,664)	–	–
Net loss and comprehensive loss for the year – U.S. GAAP	(17,023,863)	(19,238,067)	(15,217,588)

Deficit, beginning of year – U.S. GAAP	(54,142,118)	(34,904,051)	(19,686,463)
Adjustment on adoption of EITF 07–5	468,910	–	–
Deficit, beginning of year, as restated – U.S. GAAP	(53,673,208)	(34,904,051)	(19,686,463)
Deficit, end of year – U.S. GAAP	$(70,697,071)	$(54,142,118)	$(34,904,051)

Loss per common share – Canadian GAAP	$(0.08)	$(0.08)	$(0.09)
Loss per common share – U.S. GAAP	$(0.18)	$(0.22)	$(0.19)
Weighted average number of shares outstanding	92,443,572	86,304,153	79,971,435

The adjustments to the consolidated statements of cash flows would be as follows:

	Years ended December 31,
	2009	2008	2007
Operating activities – Canadian GAAP	$(2,154,933)	$(4,108,832)	$(2,014,535)
Adjustments for mineral expenditures	(2,444,702)	(12,398,924)	(7,914,384)
Cash used in operating activities – U.S. GAAP	(4,599,635)	(16,507,756)	(9,928,919)
Investing activities – Canadian GAAP	(4,754,981)	(13,213,283)	(9,832,158)
Reclassification of expenditures on mineral
properties	2,444,702	12,398,924	7,914,384
Cash used in investing activities – U.S. GAAP	(2,310,279)	(814,359)	(1,917,774)
Cash provided by financing activities –
Canadian and U.S. GAAP	11,385,639	13,890,522	6,881,465
Effect of foreign exchange on cash	(205,095)	566,283	(757,604)

(Decrease) increase in cash during the year	4,270,630	(2,865,310)	(5,722,832)
Cash ,beginning of year	524,590	3,389,900	9,112,732
Cash, end of year – U.S. GAAP	$4,795,220	$524,590	$3,389,900

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

The Company’s financial assets measured at fair value by level within the fair value hierarchy would be as follows:

	Level 1	Level 2	Level 3	Total

Investment	$26,000	$–	$–	$26,000

Derivative liability – warrants	$–	$8,477,944	$–	$8,477,944

The derivative liability – warrants (Note 17(e)) would be classified as held-for-trading.

Changes in Accounting Policies

(a)	Hierarchy of General Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new standards for The Hierarchy of Generally Accepted Accounting Principles. These standards, ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established Accounting Standard Codification (the “Codification”). The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. After the launch of the Codification on July 1, 2009, only one level of authoritative U.S. GAAP for non-governmental entities exists, other than guidance issued by the SEC. This statement was adopted effective as of September 30, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company’s consolidated financial statements.

(b)	Business Combinations

In December 2007, the FASB revised its accounting standards for Business Combinations. The standard, ASC 805, requires the acquiring entity to recognize and measure in its financial statements all the assets acquired, the liabilities assumed, any non-controlling interest in the acquired entity and the goodwill acquired and establishes the acquisition- date fair value as the measurement objective for all assets acquired and liabilities assumed. Furthermore, acquisition- related and other costs will now be expensed rather than treated as cost components of the acquisition. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

The revision to this guidance applies prospectively to business combinations for which the acquisition date occurs on or after January 1, 2009. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

17.     RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

Changes in Accounting Policies (Continued)

(c)	Fair Value Measurement and Disclosures

In October 2008, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, clarifies the application of fair value measurements in a market that is not active. The amendment is intended to address the following application issues: (a) how the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist; (b) how available observable inputs in a market that is not active should be considered when measuring fair value; and (c) how the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value. The changes were effective on issuance, including prior periods. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

(d)	Investments – Other

In January 2009, FASB amended accounting standards for Investments – Other. The amended standard, ASC 325, addresses certain practices or issues related to the recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets, by making its other-than-temporary impairment (“OTTI”) assessment guidance consistent with the accounting standards for Investments – Debt and Equity Securities. The amendment removes the reference to the consideration of a market participant’s estimates of cash flows and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an OTTI is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment’s carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This amendment became effective for interim and annual reporting periods ending after December 15, 2008, and is to be applied prospectively. The adoption of this new standard had no impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

(a)	Subsequent Events

In May 2009, FASB amended the accounting standard for Subsequent Events. The updated standard, ASC 855, established general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The revisions should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements. It does require disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. As a result of the adoption of this new standard, the Company evaluated subsequent events to March 25, 2010, the date these consolidated financial statements were available to be issued.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2009, 2008 and 2007
(Expressed in Canadian dollars)

17.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

(b)	Measuring Liabilities at Fair Value

In August 2009, FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regards to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset; (ii) the quoted price for a similar liability or for a similar liability when traded as an asset; or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update is effective for the Company in the first quarter of the 2010 fiscal year. The adoption of this update is not expected to have any impact on the Company’s consolidated financial statements.

18.	COMPARATIVE FIGURES

Certain of the 2008 and 2007 comparative figures have been reclassified to conform to the current year’s presentation.

Consolidated Financial Statements
December 31, 2008
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting - Canada

The accompanying consolidated financial statements have been prepared by the management of Quaterra Resources Inc. in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgment of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three outside directors who are not involved in the daily operations of the Company. The functions of the Audit Committee include the review of the quarterly and annual consolidated financial statements, review of the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommend the appointment of the external auditors. The Audit Committee meets at least quarterly with management to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Smythe Ratcliffe LLP, conducted an independent examination, in accordance with Canadian generally accepted auditing standards, and expressed their opinion on the consolidated financial statements. Their examination included tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with Canadian generally accepted accounting principles. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2009

Management’s Report on Internal Control over Financial Reporting – United States

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at December 31, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent auditors, as stated in their report.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2009

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Quaterra Resources Inc.

We have audited the consolidated balance sheets of Quaterra Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated March 24, 2009 expresses an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS – US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2009

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Quaterra Resources Inc.

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006 and our report dated March 24, 2009 expresses an unqualified opinion on those financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants
Vancouver, Canada
March 24, 2009

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents		$524,590	$3,389,900
Restricted cash	Note 5	56,028	-
Other receivables		152,375	268,869
Prepaid and deposits		165,389	62,854
Amount due from Joint Venture Partner	Note 7(a)	88,110	581,124
		986,492	4,302,747
Prepaid and deposits		-	20,814
Equipment	Note 6	208,022	180,452
Mineral properties	Note 7	32,885,071	19,554,706
Reclamation bonds		317,704	139,492
		$34,397,289	$24,198,211

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,106,783	$1,079,779
Due to related parties	Note 10	49,178	86,391
Current portion of promissory note	Note 7(h)	334,950	270,050
		1,490,911	1,436,220
Promissory note	Note 7(h)	-	270,050
Liability component of convertible notes	Note 8	2,953,370	-
		4,444,281	1,706,270

Shareholders' Equity
Share capital	Note 9	48,318,994	36,875,448
Equity component of convertible notes	Note 8	259,164	-
Contributed surplus		10,002,333	7,409,795
Deficit		(28,627,483)	(21,793,302)
		29,953,008	22,491,941
		$34,397,289	$24,198,211

Nature of operations and going concern (Note 1)
Commitments (Note 11)

(See accompanying notes to consolidated financial statements)

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian  dollars)

	Years ended December 31,
	2008	2007	2006
		(Note 18)	(Note 18)
General Administrative Expenses
Administration	$247,110	$116,000	$60,000
Amortization	78,023	43,309	9,991
Consulting	783,750	472,356	105,815
Directors and officers fees	83,791	48,683	5,625
Investor relations and communications	427,497	324,214	160,380
Office and general	515,169	206,420	161,940
Professional fees	826,709	299,926	139,712
Regulatory fees and taxes	175,564	118,817	16,723
Salaries and benefits	449,549	263,544	60,984
Stock-based compensation (Note 9(c))	2,958,838	4,502,163	3,045,004
Transfer agent	38,790	28,857	15,567
Travel and promotion	152,297	167,998	71,679
Operating Expenses	(6,737,087)	(6,592,287)	(3,853,420)

Other
General exploration costs, net of recoveries	(633,741)	(229,334)	(185,526)
Foreign exchange gain (loss)	446,118	(778,126)	79,449
Interest income	55,555	248,684	85,988
Interest and financing costs	(33,752)	-	-
Joint venture administration fee (Note 7(a))	68,726	47,859	42,975
	(97,094)	(710,917)	22,886

Loss and comprehensive loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)

Loss per share - basic and diluted	$(0.08)	$(0.09)	$(0.05)

Weighted average number of shares outstanding	86,304,153	79,971,435	69,964,072

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2008	2007	2006
		(Note 18)	(Note 18)
Operating Activities
Net loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)
Items not involving cash:
Amortization	78,023	43,309	9,991
Commitment to issue shares for services	15,000	-	-
Stock-based compensation	2,958,838	4,502,163	3,045,004
Shares issued for services	90,000	67,500	-
Interest accrued on convertible notes	24,208	-	-
Unrealized foreign exchange (gain) loss	(501,383)	757,604	(504)
	(4,169,495)	(1,932,628)	(776,043)
Changes in non-cash working capital
Accounts receivable	116,494	(212,277)	5,614
Prepaid and deposits	(81,721)	(13,182)	(70,486)
Accounts payable and accrued liabilities	63,103	83,377	(219,639)
Due to related parties	(37,213)	60,175	13,206
Cash used in operating activities	(4,108,832)	(2,014,535)	(1,047,348)

Financing Activities
Shares issued for cash, net of issue costs	10,972,246	6,881,465	11,715,138
Proceeds from convertible notes	3,188,326	-	-
Repayment of promissory note	(270,050)	-	-
Cash provided by financing activities	13,890,522	6,881,465	11,715,138

Investing Activities
Restricted cash	(56,028)	-	-
Expenditures on mineral properties	(13,366,464)	(9,132,683)	(3,335,212)
Due from Joint Venture partner	493,014	(467,694)	64,369
Purchase of equipment	(105,592)	(172,187)	(30,180)
Purchase of reclamation bonds	(178,212)	(59,594)	(40,837)
Cash used in investing activities	(13,213,283)	(9,832,158)	(3,341,860)
Effect of foreign exchange on cash	566,283	(757,604)	504
(Decrease) increase in cash during the year	(2,865,310)	(5,722,832)	7,326,434
Cash and cash equivalents, beginning of year	3,389,900	9,112,732	1,786,298

Cash and cash equivalents, end of year	$524,590	$3,389,900	$9,112,732
Supplemental cash flow information - Note 13

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

	Common Shares		Convertible	Contributed
	Shares	Amount	Notes	Surplus	Deficit	Total
Balance at December 31, 2005	65,522,200	$15,172,975	$-	$1,013,998	$(10,659,564)	$5,527,409
Common shares issued for cash during the year:						-
Warrants and options exercised	6,643,281	2,582,171				2,582,171
Private placements, net of issue costs	5,247,855	8,640,370				8,640,370
Shares issued for mineral property acquisitions	400,000	606,000				606,000
Shares issued for finders' fees	291,484	510,097				510,097
Fair value of options and warrants exercised		349,445		(349,445)		-
Stock-based compensation				3,045,004		3,045,004
Net loss for the year					(3,830,534)	(3,830,534)
Balance at December 31, 2006	78,104,820	27,861,058	-	3,709,557	(14,490,098)	17,080,517
Common shares issued for cash during the year:
Warrants and options exercised	4,589,285	6,863,965				6,863,965
Shares issued for mineral property acquisitions	200,000	586,000				586,000
Alloted for mineral property acquisitions	250,000	695,000				695,000
Shares issued for services	22,900	67,500				67,500
Fair value of options and warrants exercised		801,925		(801,925)		-
Stock-based compensation				4,502,163		4,502,163
Net loss for the year					(7,303,204)	(7,303,204)
Balance at December 31, 2007	83,167,005	36,875,448	-	7,409,795	(21,793,302)	22,491,941
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,482,500	10,414,556				10,414,556
Exercise of options	749,000	557,690				557,690
Shares issued for services	64,978	90,000				90,000
Commitment to issue shares for services				15,000		15,000
Equity portion of convertible note			259,164			259,164
Fair value of options exercised		381,300		(381,300)		-
Stock-based compensation				2,958,838		2,958,838
Net loss for the year					(6,834,181)	(6,834,181)
Balance at December 31, 2008	87,463,483	$48,318,994	$259,164	$10,002,333	$(28,627,483)	$29,953,008

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (the “Company”), an exploration stage company, was incorporated under the laws of British Columbia on May 11, 1993. The Company and its subsidiaries are engaged in the acquisition and exploration of mineral properties in the United States and Mexico.

The Company’s financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $6,834,181 for the year ended December 31, 2008 (2007 - $7,303,204, 2006 - $3,830,534). As at December 31, 2008, the Company had an accumulated deficit $28,627,483 (2007 - $21,793,302) with a working capital deficiency of $504,419.

The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth, if necessary, or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain additional financing, management will be required to curtail the Company’s operations.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

These financial statements do not indicate any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and their basis of application is consistent with that of the previous year except as described in Note 3. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries and its proportionate share of the accounts of the joint venture. The wholly-owned subsidiaries include Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands. All significant inter- company accounts and transactions have been eliminated on consolidation.

Mineral Properties

The Company capitalizes all costs related to the acquisition and exploration of mineral properties on a property by property basis, net of recoveries until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related deferred costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related deferred costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

Impairment of Long-Lived Assets

Long-lived assets, such as equipment and deferred exploration, are reviewed for impairment at each reporting period or more frequently as economic events indicate that the carrying amount of an asset may not be recoverable.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the deferred costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

Convertible Notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is recorded using the residual value approach.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock- based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share incorporates the dilutive effect of options, warrants and similar instruments. As the effects of outstanding options and warrants are anti-dilutive, diluted loss per share is equivalent to basic loss per share.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Financial Instruments

Financial instruments must be classified into one of these five categories: held–for–trading, held–to–maturity, loans and receivables, available–for–sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held–to–maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held–for–trading financial assets are measured at fair value and changes in fair value are recognized in net income; available–for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following amended and new Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncements:
	•	Section 1400 (amended) – General Standards of Financial Statement Disclosure
	•	Section 1535 - Capital Disclosure
	•	Section 3862 – Financial Instruments – Disclosure
	•	Section 3863 – Financial Instruments – Presentation

The amendments to Section 1400 were in connection with the requirements to assess and disclose an entity’s ability to continue as a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the company’s objectives, policies and procedures for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements and they do not have a material impact on the Company’s operations.

Recent Accounting Pronouncements

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. These standards are effective for the Company beginning January 1, 2009. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company has classified cash and cash equivalents, and restricted cash as held-for-trading; other receivables and amount due from Joint Venture Partner as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities; promissory note and convertible notes as held-to-maturity.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Fair Value

As at December 31, 2008, the recorded amounts for cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short- term nature.

The fair value of the Company’s promissory note approximates its carrying value. The fair value of the convertible notes was estimated using the discounted cash flow analysis based on the Company’s incremental borrowing rates at that time for similar types of arrangements.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

As at December 31, 2008, the Company is exposed to currency risk as follows:

	US$	Peso
Cash	308,664	1,207,389
Restricted cash	46,000	–
Other receivable	249	1,158,753
Joint Venture due	72,340	–
Bonds	260,841	–
Accounts payable and accrued liabilities	(749,517)	–
Promissory note	(275,000)	–
Convertible notes	(2,410,347)	–
Net foreign exposure	(2,746,770)	2,366,142

Based on the above net foreign currency exposures as at December 31, 2008, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $407,490 in the Company’s loss; and b) the Mexican peso would result in a decrease/increase $1,850 in the Company’s loss for the year.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company’s cash held in bank accounts earn interest at variable interest rates and the restricted cash is held in a guaranteed investment certificate (“GIC”). Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2008. The convertible notes are not subject to interest rate risk as the interest is at a fixed rate, but are subject to interest rate price risk as the market rate of interest changes.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture Partner for shared exploration costs and cash and cash equivalents. The Company has mitigated the risks by holding the property as collateral for amount due from Joint Venture Partner and placing its cash and cash equivalents or short-term investments with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and Poor’s and/or Moody’s rating of single A or better.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accrued liabilities are due within the current operating period.

5.	RESTRICTED CASH

The Company has US$46,000 ($56,028) (2007 - $nil) of cash on hand which is restricted as collateral for corporate credit cards with the Bank of Montreal. The US$46,000 was invested in a one-year GIC at an interest rate of 1.7% maturing June 12, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

6.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$17,568	$19,914
Equipment	42,327	21,242	21,085
Furniture	39,387	11,166	28,221
Software	52,452	37,313	15,139
Vehicles	195,140	71,477	123,663
December 31, 2008	$366,788	$158,766	$208,022

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$23,249	$6,916	$16,333
Equipment	34,780	14,511	20,269
Furniture	27,045	2,463	24,582
Software	35,829	22,066	13,763
Vehicles	140,293	34,788	105,505
December 31, 2007	$261,196	$80,744	$180,452

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties for 2008 and 2007 were as follows:

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$2,956,192	$525,713	$185,344	$979,078	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	578,426	286,667	69,428	359,816	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	3,534,618	812,380	254,772	1,338,894	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Assays and surveys	89,906	226,481	-	45,677	700,550	183,892	127,130	38,930	1,412,566
Camp costs	19,963	45,951	3,504	99,797	226,979	11,807	5,924	8,274	422,199
Drilling services	351,521	676,870	-	2,086,088	2,081,016	36,549	-	-	5,232,044
Equipment rental	-	8,104	-	12,774	187,446	839	-	33	209,196
Exploration support	15,982	136,315	1,375	107,750	307,150	78,510	4,932	4,380	656,394
Field supplies	16,421	2,777	1,520	17,207	117,603	2,366	-	33,201	191,095
Geological services	33,869	24,516	3,321	860,505	1,146,140	191,304	258,363	75,728	2,593,746
Project management	91,204	147,262	9,089	90,845	93,749	3,913	1,362	26,707	464,131
Travel	2,878	20,547	55	41,054	37,875	12,679	2,766	2,888	120,742
Vehicle expenses	10,190	23,281	5,580	101,122	146,705	1,722	11,648	7,583	307,831
Additions during the year	631,934	1,312,104	24,444	3,462,819	5,045,213	523,581	412,125	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	6,982,347	7,452,228	2,357,173	689,125	1,039,153	23,327,212
Total acquisition and exploration
at December 31, 2008	$3,090,616	$2,029,387	$1,477,204	$10,516,965	$8,264,608	$2,611,945	$2,028,019	$2,866,327	$32,885,071

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.        MINERAL PROPERTIES (Continued)

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2006	$1,244,464	$230,782	$71,696	$1,125,438	$170,324	$112,285	$-	$242,597	$3,197,586
Additions during the year	58,469	83,960	6,401	1,830,754	355,389	73,059	979,078	1,252,742	4,639,852
Balance, December 31, 2007	1,302,933	314,742	78,097	2,956,192	525,713	185,344	979,078	1,495,339	7,837,438

Exploration
Balance, December 31, 2006	656,291	8,820	462,590	1,079,859	80,591	1,625,551	-	744,544	4,658,246
Assays and surveys	14,190	81,847	65,393	24,379	298,485	82,958	-	26,824	594,076
Camp costs	7,014	17,820	17,223	90,757	101,672	9,137	25,610	1,230	270,463
Drilling services	328,429	-	552,764	1,143,327	1,138,897	-	-	-	3,163,417
Equipment rental	590	10,074	224	168	94,239	2,414	601	278	108,588
Exploration support	10,253	14,865	7,549	(37,441)	75,574	36,133	16,829	2,166	125,928
Field supplies	19,656	49,038	100,055	26,926	62,132	13,336	18,034	3,807	292,984
Geological services	21,995	48,429	45,332	968,200	376,295	48,525	196,410	55,025	1,760,211
Project management	37,001	113,188	84,855	157,701	101,871	5,564	-	4,951	505,131
Travel	3,860	8,672	10,076	12,502	34,367	9,141	3,810	515	82,943
Vehicle expenses	3,677	14,569	22,365	53,150	42,892	833	15,706	2,089	155,281
Additions during the year	446,665	358,502	905,836	2,439,669	2,326,424	208,041	277,000	96,885	7,059,022
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Total acquisition and exploration at
December 31, 2007	$2,405,889	$682,064	$1,446,523	$6,475,720	$2,932,728	$2,018,936	$1,256,078	$2,336,768	$19,554,706

1) Other properties include Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the US-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the Joint Venture Partner, Blackberry, which will continue to contribute its share of ongoing exploration costs and 10% administration fees on its portion of exploration costs.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the year ended December 31, 2008, the Company received US$1,234,230 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of December 31, 2008, $88,110 (2007 - $581,124) was due from Blackberry.

	(b)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

	(c)	Crestones Property, Mexico

Crestones is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico. Title is pending on two concessions.

	(d)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to December 31, 2008, the Company had paid US$165,000 and issued 600,000 common shares. The Company is required to pay the following:

(i) US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued)
(ii) US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued)
(iii) US$50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued)
(iv) US$75,000 on or before September 6, 2008 (paid)
(v) US$135,000 on or before September 6, 2009
(vi) US$200,000 on or before September 6, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(d)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:

(i) An initial payment of US$20,000 (paid)
(ii) US$30,000 on or before August 10, 2007 (paid)
(iii) US$40,000 on or before August 10, 2008 (paid)
(iv) US$100,000 on or before August 10, 2009

This agreement is subject to a 4% royalty of which 3% royalty can be bought back for US$500,000.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona strip and economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, it believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests.

	(e)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to December 31, 2008, the Company has paid US $210,000 and incurred US $500,000 in exploration expenditures by January 15, 2008 and may elect to acquire the property by making the following:

(i) US$10,000 upon execution (paid)
(ii) US$25,000 on or before January 15, 2006 (paid)
(iii) US$75,000 on or before January 15, 2007 (paid)
(iv) US$100,000 on or before January 15, 2008 (paid)
(v) US$125,000 on or before January 15, 2009 (US$65,200 was paid; the balance was renegotiated and due July 15, 2009)
(vi) US$2,070,000 on or before January 15, 2010

The property is subject to a 2% NSR, 1% of which can be purchased for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(f)	Alaska Properties (Duke Island and Herbert Glacier), United States

The Company owns a 100% interest in the Duke Island property located in southeast Alaska.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make the following advance royalty payments:

(i) Initial payment of US$12,000 (paid)
(ii) US$12,000 on or before November 19, 2008 (paid)
(iii) US$12,000 on or before November 19, 2009
(iv) US$12,000 on or before November 19, 2010
(v) US$12,000 on or before November 19, 2011
(vi) US$20,000 on or before November 19, 2012
(vii) US$20,000 on or before November 19, 2013
(viii) US$20,000 on or before November 19, 2014
(ix) US$20,000 on or before November 19, 2015
(x) US$20,000 on or before November 19, 2016
(xi) US$20,000 on or before November 19, 2017
(xii) US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter

The property is subject to NSR as follows:

(i) 3.0% on gold price less than US$400
(ii) 3.5% on gold price between US$401 and US$500
(iii) 4.0% on gold price between US$501 and US$600
(iv) 5.0% on gold price above US$601

(g)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day review period, which began on July 13, 2007, was extended up to June 17, 2009. Up to December 31, 2008, the Company had paid a US$175,000 non- refundable deposit and issued 250,000 common shares (allotted from treasury but not distributed), and may elect to acquire a 100% interest in the property by making a further payment of US$325,000.

The property is subject to a 2% NSR capped at US$7,500,000 on commencement of commercial production.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties

i.	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered an agreement allowing the Company to earn a 75% interest in EXMIN’s East Durango Property, Mexico.

Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration before September 30, 2012 plus the following payments:

(i) US$20,000 in September 30, 2008 (paid)
(ii) US$20,000 in September 30, 2009
(iii) US$20,000 in September 30, 2010
(iv) US$40,000 in September 30, 2011

ii.	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i) Initial payment of US$50,000 (paid)
(ii) US$50,000 on or before March 27, 2008 (paid)
(iii) US$60,000 on or before March 27, 2009
(iiii) US$70,000 on or before March 27, 2010
(iv) US$150,000 on or before March 27, 2011
(v) US$220,000 on or before March 27, 2012

This property is subject to a production royalty of 6.5% .

iii.	Willow Creek Molybdenum Prospect

On November 24, 2008, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in south western Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,605,000 over a six-year period and issuing 200,000 common shares of the Company:

(i) Initial payment of US$75,000 on October 11, 2008 (paid)
(ii) US$130,000 on October 11, 2009
(iii) US$150,000 on October 11, 2010
(iv) US$150,000 on October 11, 2011
(v) US$350,000 on October 11, 2012
(vi) US$750,000 October 11, 2013
(vii) US$1,000,000 October 11, 2014

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

iv.	Copper Canyon Project

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US$625,000 by November 6, 2011 as follows:

(i) Initial payment of US $15,000 (paid)
(ii) US$35,000 on or before November 6, 2008 (paid)
(iii) US$75,000 on or before November 6, 2009
(iv) US$150,000 on or before November 6, 2010
(v) U $350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US$500,000.

Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

v.	Gray Hills

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

(i) Initial payment of US $15,000 (paid)
(ii) US$20,000 on or before July 11, 2007 (paid)
(iii) US$25,000 on or before July 11, 2008 (paid)
(iv) US$30,000 on or before July 11, 2009
(v) US$35,000 on or before July 11, 2010
(vi) US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase at any time for US$500,000. The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US$500,000 per 1%.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vi.	South West Tintic

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows:

(i) Initial payment of US $20,000 (paid)
(ii) US$20,000 on or before February 15, 2008 (paid)
(iii) US$20,000 on or before February 15, 2009 (paid)
(iv) US$40,000 on or before February 15, 2010
(v) US$50,000 on or before February 15, 2011
(vi) US$50,000 on or before February 15, 2012
(vii) US$100,000 on or before February 15, 2013
(viii) US$100,000 on or before February 15, 2014
(ix) US$100,000 on or before February 15, 2015
(x) US$250,000 on or before February 15, 2016
(xi) US$250,000 on or before February 15, 2017

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1,000,000.

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make the following payments:

(i) Initial payment of US $254,410 (paid)
(ii) US$5,000 deposit (paid)
(iii) U $275,000 promissory note on or before August 29, 2008 (paid)
(iv) US$275,000 promissory note on or before August 29, 2009

The US$550,000 promissory note has a term of two years, with no interest. The Company has guaranteed full payment of this note. The Company repaid US$275,000 on August 29, 2008. The remaining US$275,000 ($334,950) is due on August 29, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vii. Wassuk Copper Project (formerly Majuba Hill)

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i) Initial payment of US $100,000 (paid)
(ii) US$100,000 on or before December 10, 2008 (US$55,000 was paid; the balance was renegotiated and due June 30, 2009)
(iii) US$100,000 on or before December 10, 2009
(iv) US$250,000 on or before December 10, 2010
(v) US$250,000 on or before December 10, 2011
(vi) US$500,000 on or before December 10, 2012
(vii) US$500,000 on or before December 10, 2013
(viii) US$500,000 on or before December 10, 2014
(ix) US$700,000 on or before December 10, 2015

The Company must also incur cumulative US$1,000,000 cumulative in exploration expenditures by December 10, 2012. Should the Company incur less than US$1,000,000 the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US$1,000,000.

In addition, other properties include Big Bar, Carbon County, and Peg Leg properties in the United States, and Jaboncillos, Cerro Blanco, Inde Durango, La Reforma, Carolina, and Azafranes properties in Mexico. All these properties are in the initial stages of exploration.

(i)   Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(j)   Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(k)    Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interest, the potential for production on the property may be diminished or negated.

8.	CONVERTIBLE NOTES

On November 27 and December 19, 2008, the Company closed the first and second tranches of a private placement of units, each unit comprising one convertible promissory note (“Notes”) and one common share purchase warrant for gross proceeds of US$2,619,673 ($3,188,326). The Notes bear interest at a rate of 10% per annum payable, maturing 24 months from date of issuance or upon conversion or redemption. The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal the US dollar equivalent to the market price for such shares on the date of such conversion.

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

(b)	The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice.

As of December 31, 2008, 4,362,791 of the above warrants were issued of which 1,921,458 expire on November 27, 2010 and 2,441,333 expire on December 18, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

8.	CONVERTIBLE NOTES (Continued)

The net value assigned to the liability component on issuance was $2,929,161, calculated as the present value of the principal and interest payments using an effective interest rate of 15% is as follows:

December 31, 2008
Present value of convertible notes on issue	$2,929,161
Interest on debt	17,567
Additional debt accretion	6,642
Liability component of convertible notes	$2,953,370

Equity component of convertible notes	$259,164

9.	SHARE CAPITAL

	(a)	Common stock: authorized - unlimited common shares without par value.

On April 16, 2008 the Company completed a non-brokered private placement of 3,482,500 units at price of US$3.20 per unit for total proceeds of US$11,144,000 ($10,969,875). Finders’ fees of US$546,000 ($555,319) were paid. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of US$4.20 per common share until October 17, 2009. In the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from April 16, 2008, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof, and in such case the warrants will expire on the thirtieth day after the date on which such notice is given.

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred share issuance costs of $543,376, including 291,484 common shares issued for finders’ fees valued at $510,097, resulting in net proceeds of $8,640,370 from the private placement.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

(b)	Share Purchase Warrants

	December 31, 2008		December 31, 2007

		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of the year	–	$–	2,623,928	$2.25
Issued pursuant to
Private placement	1,741,250	$4.13	–	$–
Convertible notes	4,362,791	$0.91	–	$–
Cancelled or expired	–	$–	(143,143)	$2.25
Exercised	–	$–	(2,480,785)	$2.25
Outstanding, end of the year	6,104,041	$1.83	–	$–

(c)	Stock Options

As at December 31, 2008 and 2007, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	5,559,500	$1.99	5,427,000	$0.92
Granted	2,390,000	$3.31	2,261,000	$3.29
Exercised	(749,000)	$0.74	(2,108,500)	$0.84
Forfeited	–	$–	(20,000)	$3.33
Outstanding, end of year	7,200,500	$2.56	5,559,500	$1.99

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

The following summarizes information about the stock options outstanding and exercisable at December 31, 2008:

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Number	Exercise Price	Contractual Life
95,000	$ 0.62	0.23	March 25, 2009	95,000	$ 0.62	0.23
285,200	$ 0.35	1.60	August 9, 2010	285,200	$ 0.35	1.60
200,000	$ 0.40	2.02	January 9, 2011	200,000	$ 0.40	2.02
125,000	$ 1.04	2.23	March 27, 2011	125,000	$ 1.04	2.23
75,000	$ 1.00	2.38	May 19, 2011	75,000	$ 1.00	2.38
100,000	$ 1.12	2.44	June 12, 2011	100,000	$ 1.12	2.44
1,439,300	$ 1.55	2.57	July 28, 2011	1,439,300	$ 1.55	2.57
100,000	$ 1.55	2.64	August 23, 2011	100,000	$ 1.55	2.64
100,000	$ 1.50	2.73	September 25, 2011	100,000	$ 1.50	2.73
100,000	$ 2.05	3.22	December 18, 2011	100,000	$ 2.05	3.22
75,000	$ 2.65	3.03	January 11, 2012	75,000	$ 2.65	3.03
25,000	$ 2.70	3.14	February 21, 2012	25,000	$ 2.70	3.14
2,011,000	$ 3.33	3.55	July 20, 2012	2,011,000	$ 3.33	3.55
80,000	$ 3.33	3.60	August 7, 2012	80,000	$ 3.33	3.60
200,000	$ 3.45	4.25	March 31, 2013	200,000	$ 3.45	4.25
2,190,000	$ 3.30	4.47	June 19, 2013	887,500	$ 3.30	4.47
7,200,500	$ 2.56	3.40		5,898,000	$ 2.40	3.40

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,
	2008	2007	2006
Risk–free interest rate	3.84%	4.57%	4.02%
Expected share price volatility	85.79%	89.42%	121.60%
Expected option life in years	3.0	3.0	3.5
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

The number of options issued and the fair value of options expensed included in the statements of operations are as follows:

	December 31, 2008		December 31, 2007		December 31, 2006
	Number		Number		Number
	of Options	Stock–based	of Options	Stock–based	of Options	Stock–based
	Issued	Compensation	Issued	Compensation	Issued	Compensation

Consulting	975,000	$933,628	1,155,000	$2,260,416	1,315,000	$1,476,044
Directors and officers	1,095,000	1,606,898	855,000	1,745,631	725,000	749,697
Employees	320,000	418,312	251,000	496,116	870,000	819,263
Total	2,390,000	$2,958,838	2,261,000	$4,502,163	2,910,000	$3,045,004

10.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the year ended December 31, 2008:

(a)

$573,833 service charges (2007 - $321,358, 2006 - $173,768) were paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services. As of December 31, 2008, $47,218 (2007 - $77,391) was still owing (Note 11 (b)).

(b)	$69,958 consulting fees (2007 - $39,000, 2006 - $17,325) were paid to a company of which an officer is the principal.

(c)	$18,802 legal fees (2007 - $11,202, 2006 - $nil) were paid to a law firm of which a director is the principal. As of December 31, 2008, $1,960 (2007 - $nil) was still owing.

(d)	$32,500 investor relations (2007 - $28,500, 2006 - $17,500) were paid to a consulting firm of which a former officer is the principal.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

11.	COMMITMENTS

The Company has the following commitments in respect to mineral option payments, office leases and service agreements:

	Mineral	Office	Service
	Property – Cash (a)	Lease (b)	Agreement (c)	Total
Year ending December 31, 2009	$2,115,362	$183,777	$15,000	$2,314,139
Year ending December 31, 2010	3,741,696	150,000		3,891,696
Year ending December 31, 2011	1,360,506	150,000		1,510,506
Year ending December 31, 2012	1,479,870	75,000		1,554,870
Year ending December 31, 2013	1,760,010	–		1,760,010
Year ending December 31, 2014	2,064,510	–		2,064,510
Year ending December 31, 2015	1,090,110	–		1,090,110
Year ending December 31, 2016	420,210	–		420,210
Year ending December 31, 2017	420,210	–		420,210
Year ending December 31, 2018	127,890	–		127,890
	$14,580,374	$558,777	$15,000	$15,154,151

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for the Willow Creek property in each of 2009 and 2010.

(b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 10(a)). The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

(c)

In January 2007, the Company engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of December 31, 2008, $15,000 is to be paid in shares for services received from November to December 2008.

12.	CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to maintain the ability to continue as a going concern and to continue to explore on various properties for the benefits of its stakeholders.

The Company’s capital includes the component of shareholders’ equity and convertible notes. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place setting out the expenditures required to meet its strategic goals. The Company compares actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activates.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

12.	CAPITAL MANAGEMENT (Continued)

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
Cash Items
Interest received	$54,808	$263,818	$70,999
Interest paid	$–	$–	$–
Income tax paid	$–	$–	$–
Share issue costs	$555,319	$6,316	$61,524

Non–Cash Items
Mineral property expenditures included in accounts payable	$864,514	$900,613	$155,522
Non–cash share issue costs	$–	$–	$482,154
Shares issued for finders' fees	$–	$–	$510,097
Shares issued for mineral properties	$–	$1,281,000	$606,000

Cash and cash equivalents
Cash	$524,590	$2,411,052	$414,933
Term deposits and bankers acceptance	–	978,848	8,697,799
	$524,590	$3,389,900	$9,112,732

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

14.	INCOME TAXES

As at December 31, 2008, the Company has non-capital losses of approximately $6,790,000 that may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2008

2009	$235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000
2027	1,985,000
2028	3,000,000

$6,790,000

In addition, the Company has tax losses of approximately $7,540,000 that may be applied against future taxable income in Mexico, which expire in stages over a 10-year period; and tax losses of approximately $2,200,000 that may be applied against future taxable income in the United States over a 20-year period.

The future benefits of these losses and deductions have not been recorded in the accounts as their realization is not more likely than not. A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2008	2007 (Note 18)	2006 ( Note 18)

Loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)

Statutory income tax rate	31%	34.12%	34.12%
Income tax benefit computed at statutory rates	$2,118,596	$2,491,853	$1,306,881
Foreign tax rates different from statutory rates	13,351	(5,780)	(97)
Exploration expense	530,356	(15,782)	(43,452)
Stock–based compensation	(917,240)	(1,536,138)	(1,038,955)
Share issuance costs	73,671	43,190	42,759
Other differences	25,743	(9,505)	(2,487)
Unrecognized tax losses	(1,844,477)	(967,838)	(264,649)

	$–	$–	$–

Significant components of the Company’s future income tax assets and liabilities, after applying substantively enacted corporate income tax rates, are as follows:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

14.	INCOME TAXES (Continued)

	2008	2007	2006

Future income tax assets
Tax losses carried forward	$4,750,565	$6,629,549	$3,305,438
Book value over tax value of mineral properties	(1,057,787)	(3,155,277)	(1,026,786)
Tax value over book value of equipment	11,168	7,906	2,786
Share issuance costs	188,647	103,135	165,016
Future income tax assets	3,892,593	3,585,313	2,446,454
Valuation allowance for future income tax assets	(3,892,593)	(3,585,313)	(2,446,454)
Future income tax liabilities, net	$–	$–	$–

15.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

		December 31, 2008				December 31, 2007
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$9,563	$–	$–	$9,563	$22,335	$–	$–	$22,335
Mexico	59,875	6,873,055	–	6,932,930	56,276	4,693,257	–	4,749,533
U.S.A	138,584	26,012,016	317,704	26,468,304	101,841	14,861,449	139,492	15,102,782
Total	$208,022	$32,885,071	$317,704	$33,410,797	$180,452	$19,554,706	$139,492	$19,874,650

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles generally accepted in the United States, as described below:

(a)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre- feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

(b)

Under US GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under US GAAP, debt instruments issued with detachable warrants would be allocated to a debt and equity component based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statement of operations.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under US GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and US GAAP of the units issued. Accordingly, accretion expense would increase by $4,962.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below:

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

	December 31, 2008	December 31, 2007
Total assets – Canadian GAAP	$34,397,289	$24,198,211
Expensed expenditures on mineral properties	(25,509,673)	(13,110,749)
Total Assets – US GAAP	$8,887,616	$11,087,462

Total liabilities – Canadian GAAP	$4,444,281	$1,706,270
Liability component of convertible notes	(176,961)	–
Total liabilities – US GAAP	4,267,320	1,706,270

Total shareholders' equity – Canadian GAAP	29,953,008	22,491,941
Equity component of convertible notes	181,923	–
Accretion expense on convertible notes	(4,962)	–
Expenditures on mineral properties	(25,509,673)	(13,110,749)
Total shareholders' equity – US GAAP	4,620,296	9,381,192
Total Liability and Shareholders¹ Equity – US GAAP	$8,887,616	$11,087,462

	Years ended December 31,
	2008	2007	2006
Loss for the year – Canadian GAAP	$(6,834,181)	$(7,303,204)	$(3,830,534)
Expenditures on mineral properties	(12,398,924)	(7,914,384)	(2,646,351)
Accretion expense on convertible notes	(4,962)	–	–
Net loss for period – US GAAP	(19,238,067)	(15,217,588)	(6,476,885)
Deficit, beginning of year – US GAAP	(34,904,051)	(19,686,463)	(13,209,578)
Deficit, end of year – US GAAP	$(54,142,118)	$(34,904,051)	$(19,686,463)

Net loss per share – Canadian GAAP	$(0.08)	$(0.09)	$(0.05)
Net loss per share – US GAAP	$(0.22)	$(0.19)	$(0.09)
Weighted average number of share outstanding	86,304,153	79,971,435	69,964,072

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

	Years ended December 31,
	2008	2007	2006
Operating activities – Canadian GAAP	$(4,108,832)	$(2,014,535)	$(1,047,348)
Adjustments for expenditures on mineral properties	(12,398,924)	(7,914,384)	(2,646,351)
Cash used in operating actitivies – US GAAP	(16,507,756)	(9,928,919)	(3,693,699)

Investing activities – Canadian GAAP	(13,213,283)	(9,832,158)	(3,341,860)

Reclassification of expenditures on mineral properties	12,398,924	7,914,384	2,646,351
Cash used in investing actitivies – US GAAP	(814,359)	(1,917,774)	(695,509)
Cash provided by financing activities – Canadian & US
GAAP	13,890,522	6,881,465	11,715,138
Effect of foreign exchange on cash	566,283	(757,604)	504
(Decrease) increase in cash during the year	(2,865,310)	(5,722,832)	7,326,434
Cash, beginning of year	3,389,900	9,112,732	1,786,298
Cash, end of year – US GAAP	$524,590	$3,389,900	$9,112,732

Recent Accounting Pronouncements

(a)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. The Company does not expect any impact to its consolidated financial statements.

(b)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

17.	SUBSEQUENT EVENTS

(a)

On January 15, 2009, the Company closed its third tranche of a private placement of units, each unit comprising one convertible promissory note and one common share purchase warrant for additional proceeds of US$1,170,300. Accordingly, total proceeds from the offering were US$3,787,973 and a total of 6,313,291 warrants were issued (Note 8).

(b) US$230,200 property option payments were made for Willow Creek, MacArthur, South West Tintic, Yerington and Wassuk Copper.

(c) 10,000 options were cancelled and 20,000 options were exercised at a weighted average exercise price of $0.42.

18.	COMPARATIVE FIGURES

Certain of the 2007 and 2006 comparative figures have been reclassified to conform to the current year’s presentation.